

Varco®

A WORLD OF INNOVATION: A TRADITION OF TRUST

2003 ANNUAL REPORT



Varco International, Inc. is one of the world's leading supplier of innovative services and equipment for the oil and gas industry, including drilling systems and rig instrumentation, oilfield tubular inspections and internal coating techniques, solids control systems and services, high-pressure fiberglass and composite tubing, and coiled tubing and pressure control equipment for both land and offshore drilling and production. The Company also provides in-service pipeline inspections, and sells and rents advanced in-line inspection equipment to makers of oil and gas tubular goods. Varco International has a global presence, with operations spanning six continents, more than 40 countries, 350 locations and every major oilfield market in the world. Varco's common stock is traded on the New York Stock Exchange under the symbol "VRC."



A WORLD OF INNOVATION: A TRADITION OF TRUST

Years ended December 31, (in thousands, except per share data)	2003	2002	2001	2000	1999
Revenue	$1,449,607	$1,335,064	$1,267,809	$866,615	$ 975,848
Operating profit	$ 139,981	$ 156,065	$ 158,126	$ 60,911	$ 67,348
Net income	$ 67,243	$ 79,807	$ 82,968	$ 21,055	$ 29,809
Basic earnings per common share	$ 0.69	$ 0.83	$ 0.87	$ 0.23	$ 0.33
Dilutive earnings per common share	$ 0.68	$ 0.82	$ 0.86	$ 0.22	$ 0.32
EBITDA	$ 204,937	$ 207,633	$ 221,771	$117,647	$ 126,168
Earnings per common share					
before goodwill amortization	$ 0.68	$ 0.82	$ 0.97	$ 0.31	$ 0.41
Depreciation and amortization	$ 67,199	$ 59,246	$ 67,900	$ 56,518	$ 57,180
Capital expenditures	$ 67,092	$ 49,377	$ 65,834	$ 45,463	$ 30,729
Common stockholders' equity	$ 994,242	$ 920,282	$ 828,314	$731,983	$694,245

REVENUES
DOLLARS IN MILLIONS


$976
$867
$1,268
$1,335
$1,450
99
00
01
02
03

NET INCOME
DOLLARS IN MILLIONS


$29.8
$21.1
$83.0
$79.8
$67.2
99
00
01
02
03

EARNINGS PER SHARE
DOLLARS


$0.32
$0.22
$0.86
$0.82
$0.68
99
00
01
02
03

OPERATING PROFIT
PERCENT


6.9
7.0
12.5
11.7
9.7
99
00
01
02
03

EBITDA
PERCENT


12.9
13.6
17.5
15.6
14.1
99
00
01
02
03

RESEARCH & ENGINEERING EXPENSE
DOLLARS IN MILLIONS


$40.1
$32.1
$46.6
$57.1
$61.5
99
00
01
02
03

TOTAL ASSETS
DOLLARS IN MILLIONS


$1,131
$1,077
$1,429
$1,661
$1,764
99
00
01
02
03

SHAREHOLDERS' EQUITY
DOLLARS IN MILLIONS


$694
$732
$828
$920
$994
99
00
01
02
03

RETURN ON AVERAGE EQUITY
PERCENT


4.4
3.0
10.6
9.1
7.0
99
00
01
02
03

TO OUR FELLOW SHAREHOLDERS

VARCO INTERNATIONAL ROSE TO THE CHALLENGES OF 2003, REINFORCING ITS REPUTATION AS A PREMIER PROVIDER OF INNOVATIVE GLOBAL OILFIELD SOLUTIONS AND SERVICES.

We expanded the strong franchises we have formed in each of our product lines, continuing to introduce advanced technology, extend our name brand recognition, deliver superior service, and complete strategic acquisitions that enhance our competitive advantages.

To help counteract the industry's volatility, Varco maintained its business balance between international and domestic markets, as well as service activity and capital equipment sales, while strengthening aftermarket spare parts and services and its land rig presence.

FINANCIAL PERFORMANCE

We generated record revenues for 2003, posting our highest quarterly operating profit and net income since early 1998 during the third quarter. Three of our four divisions – Tubular Services, Drilling Services and Coiled Tubing & Wireline Products – produced excellent financial and operating performance.

Despite continued depressed drilling activity in the North Sea, Gulf of Mexico and Venezuela, Varco recorded revenues of $1,449.6 million for the year, up nine percent from $1,335.1 million in 2002. Net income for 2003 was $67.2 million or $0.68 per fully diluted share. This compares to net income of $79.8 million or $0.82 per fully diluted share for 2002. Operating profit in 2003 was $140.0 million versus $156.1 million in 2002.

Softening market conditions for new capital drilling equipment in 2003 and problems with rig fabrication projects led to weak results in Varco's Drilling Equipment Group. Due to these factors, as well as to disappointing financial results from the Morinoak International Limited (MIL) rig fabrication business that the Company acquired in 2001, Varco decided to close MIL and restructure drilling equipment manufacturing, sales and engineering operations. We are confident that the measures we are taking now will position our Drilling Equipment Group to capitalize on new rig construction project opportunities when this market rebounds.

During 2003, Varco repurchased 819,000 shares of its common stock in the open market for $15.0 million. The Board of Directors authorized up to $150 million for this stock buy-back program in September, allowing us to selectively repurchase our stock as needed to increase shareholder value and our flexibility to respond to attractive investment opportunities.



Joe Winkler and John Lauletta

GLOBAL EXPANSION

Varco continued to pursue acquisitions in 2003 that either expanded its global market presence or its product and service franchises, closing 13 transactions during the year. In addition, we completed the integration of ICO's oilfield services business acquired late in 2002, achieving cost savings that exceeded our expectations and securing Varco's tubular inspection and coating market dominance. In addition, the Company gained new sucker rod and reclamation technologies from ICO, which we are now taking worldwide.

Our recent acquisition of fiberglass tubular manufacturer Suzhou City Ship Equipment Co. near Shanghai, China, complements Varco's existing oilfield composite pipe manufacturing operation in Harbin, China, and strengthens our international Tubular Services franchise. We also acquired the thermal drill cuttings processing assets of Maersk Contractors Environmental Division, including facilities in Aberdeen and Kazakhstan, expanding Brandt's flowline-to-disposal waste management services and our worldwide thermal desorption presence with operations also in Bolivia, Colombia and Egypt.

Varco's Latin American service business grew significantly year over year, especially in Mexico, Argentina, Brazil, Bolivia and Peru. In Mexico, we completed a 17,000-square-foot expansion of our Varco BJ® Mexicali facility and continued moving drilling component manufacturing operations from other Varco plants to the lower-cost facility.

In 2003, we appreciably increased our presence in two other areas we targeted for growth – Asia and the Middle East. In addition to our new fiberglass tubular manufacturing plant near Shanghai, we delivered two advanced Tuboscope electromagnetic analog inspection units, totaling more than $4 million, to a major steel mill in China.

Varco opened state-of-the-art computerized drill pipe inspection facilities in both Singapore and Aberdeen during 2003, giving us the ability to process more pipe faster with less personnel. We also expanded Brandt® Aberdeen's existing plant with 10,000 additional square feet to accommodate shaker screen manufacturing, reducing lead times on large deliveries to the North Sea, Europe, Asia, Africa and the Middle East.

In the Middle East, Varco's first portable Thermal Oil Recovery (THOR) System became operational during 2003. The innovative $30 million land rig fabricated by MIL shipped to the Middle East at the end of the year, and we expect to recognize the revenue from this project sometime within the first half of 2004.

Varco continued gaining ground in Russia during 2003 with contracts valued at more than $27 million for the Sakhalin II project. Off the east coast of Russia, this project represents one of the largest oil and gas developments in the world. The Company will provide all the major drilling and pipe handling equipment, control systems, system design and integration engineering, and project management for Sakhalin II. Varco already has shipped other equipment to Sakhalin I operators, including Shaffer®'s NXT Blow-Out Preventer (BOP) and control system.

NEW PRODUCT DEVELOPMENT

Varco stayed busy throughout the year developing and introducing innovative technologies that our customers need to optimize performance around the globe. Among our many achievements were the industry's first Continuous Circulation System (CCS) and the ARC Automated Ram Changing System from Shaffer; QT-16 Cr Chrome Coiled Tubing, the world's first commercial corrosion resistant alloy coiled tubing, from Quality Tubing; and Brandt's VSM Ultra™ shaker, which advances solids control to the next level.

Tuboscope completed the longest combo in-line inspection in history on the 632-mile crude oil Capline Pipeline System with its Linalog® Combo In-line Inspection Tool and introduced the most corrosion-resistant tubular protection to date, a combination of our TK-34XT® premium internal coating and new TCS Titanium hardbanding.

Other next-generation Varco products that made their debut in 2003 include the Hydra Rig® HR 635 Coiled Tubing Injector, ST-80 Iron Roughneck,Casing Running Tool, Elmar Lightweight Wireline Mast, Riser Inspection Tool and Electronic Driller.

CONTINUING TRADITION OF TRUST

New technology development will remain Varco's focus moving forward, just as it has been for nearly 100 years. Our strong product brands open doors to new business for Varco around the world because customers know these names stand for innovation, quality, reliability and top performance even in the most demanding environments.

While we emphasize innovation, we will not lose sight of the basics that have shaped our success. We will continue listening to our customers and meeting their needs with the best solutions and service in the industry. We will strengthen our leading market positions, franchises and global infrastructure to increase value for our customers, our shareholders and our employees. We will position Varco to take advantage of future business opportunities in markets that need our technology and our expertise.

Our customers count on us to help them solve their oilfield problems. They trust Varco and the Varco family of companies to deliver innovative solutions that improve drilling and production efficiency, performance, safety and profitability. This trust, which we have forged over the years, continues to guide Varco going forward.

On behalf of everyone at Varco International, thank you for your support and for putting your trust in us.

John F. Lauletta

John Lauletta
Chairman and Chief Executive Officer

Joe Winkler
President and Chief Operating Officer



A WORLD OF INNOVATION: A TRADITION OF TRUST

Varco International has pioneered innovative products and services that improve oilfield performance for nearly a century. Our advanced solutions have become industry standards, earning exceptional name brand recognition and making Varco the market leader in virtually every product line it offers.

We continued this tradition in 2003, expanding our presence worldwide, while remaining focused on customer service. We developed better, faster, cheaper ways to deliver quality product and service improvements across the board. And we introduced new technologies to enhance oil and gas drilling performance, productivity, safety and cost-efficiency around the world.

Our customers demand technology that solves their problems and increases their investment returns in today's global energy environment. They expect innovation from an industry leader and they trust Varco to deliver it.





TUBULAR SERVICES

Tuboscope invented tubular inspection technology in the 1930s, internal corrosion control coatings in 1949, and in-line pipeline pigging inspection tools in 1965. Varco continues this tradition of innovation today as the world's largest provider of internal coating products and services, tubular inspection services and fiberglass tubulars.
We also sell and rent proprietary equipment for tubular product inspections at steel mills and provide in-line pipeline inspections. Our complete corrosion control solutions prolong the useful life of tubulars, increase production rates, improve efficiency and lower costs.

Tuboscope
A Varco Company

Tuboscope
Pipeline Services

Fiber Glass Systems
A Varco Company

Gator Hawk
A Varco Company

DRILLING SERVICES

Varco is the leader in flowline-to-disposal solids control technology and instrumentation for drilling rigs. Drilling Services sells and rents equipment used to separate drill solids from fluids during the oil and gas drilling process, and sells computer-based drilling information and control systems, as well as conventional drilling rig instrumentation. These cost-effective solutions maximize drilling efficiency and waste management, while minimizing drilling's environmental impact at rig sites.

Brandt
A Varco Company

M/D Totco
A Varco Company





COILED TUBING & WIRELINE PRODUCTS

Varco is the world's leading and only integrated supplier of coiled tubing and pressure control products. The division manufactures and sells coiled tubing, highly-engineered coiled tubing equipment, advanced pressure control equipment, pressure pumping, wireline and related tools to companies providing oil and gas well drilling, completion and remediation services. Our coiled tubing technology helps operators optimize oil and gas production from existing wells more quickly, safely and cost-effectively.

Elmar
A Varco Company

Quality Tubing
A Varco Company

Hydra Rig
A Varco Company

TEM
A Varco Company

PCE
A Varco Company

Texas Oil Tools
A Varco Company

DRILLING EQUIPMENT GROUP

Varco manufacturers and sells integrated systems and equipment for rotating and handling pipe on drilling rigs, leading the industry in top drive drilling systems, pipe handling tools and systems, blow-out preventers and control systems, drilling controls, motion compensation equipment, and riser tensioners. Our innovative drilling equipment and systems dramatically improve drilling productivity, safety and performance.

Shaffer
A Varco Company

VarcoBJ
A Varco Company

Varco Systems
A Varco Company

SAFETY RELIABILITY





LINALOG COMBO IN-LINE INSPECTION TOOL

Tuboscope continued to make in-line inspection history in 2003 when it completed the longest combo in-line inspection to date on the 632-mile crude oil Capline Pipeline System. We did it with our new Linalog Combo In-line Inspection Tool, the industry's only "smart pig" capable of capturing a three-dimensional view of corrosion, deformation and mapping data in a single run for larger diameter pipelines.

During the six-and-a-half-day run, the 40-inch smart pig traveled at 5-6 mph through the pipe without interrupting the crude flow, recording about 180 gigabytes of corrosion, internal and external discrimination, deformation and mapping data. Realizing accuracy rates of 100% for corrosion data and 99% for above-ground markers, our Linalog Combo In-line Inspection Tool was able to pinpoint any immediate pipeline threats and minimize the amount of pipe that had to be exposed for remediation.

By combining all three technologies in a single run, our new smart pig optimizes pipeline performance while ensuring reliability, safety and regulatory compliance. Tuboscope already is at work developing the Linalog MAX XHR for 2004.



RISER INSPECTION TOOL

Varco's state-of-the-art Riser Inspection Tool is a computerized mobile inspection system that uses real-time data to protect the integrity of drilling and production marine risers. Through an inspection head connected to the instrumentation and the computer, the tool's non-contact internal sensors capture a riser's total internal surface profile and ovality while detecting key-seating, dents, wear, erosion and internal area corrosion.

Special algorithms process the signals transmitted by the sensors. Inspection results are instantly displayed as color maps and traces on a portable laptop computer, enabling operators to immediately identify defective areas for further evaluation.







ST-80 IRON ROUGHNECK

Launched in late 2002, our ST-80 Iron Roughneck proves that safety, simplicity, efficiency and speed appeal to the land market. Varco delivered more than 80 of these next-generation iron roughnecks during the first 12 months of production, with another 100 on order.

The ST-80 combines spinning and torque functions in one tool easily controlled by a single worker. All-hydraulic controls provide safe, fast and reliable make-up and break-out of tubular connections ranging from 4-1/4" to 8-1/2". The compact, pedestal-mounted machine is 44% smaller and lighter than previous models, making it easier to install, operate and maintain on smaller land rig floors. It is also safer to work around, as the ST-80 can be rotated clear of the rig floor when not in use.

A WORLD OF INNOVATION: A TRADITION OF TRUST

PRODUCTIVITY PERFORMANCE

IMPROVING DRILLING PRODUCTIVITY AND PERFORMANCE WITH INNOVATIVE SOLUTIONS HAS BEEN [illegible] PRIORITY FOR NEARLY A CENTURY. IT STILL IS.



VSM ULTRA

The VSM Ultra shaker from Brandt advances solids control to the next level. Improving upon the first and best balanced elliptical motion shaker on the market – the VSM-300 – Brandt engineers combined the industry's most innovative screen technology with the optimum drive pattern to create the VSM Ultra.

Among the VSM Ultra's features are an expanded cascading screen area, capable of processing more fluids in a smaller space than any other shaker, and optional monitoring technology that automatically adjusts the shaker's variable speed for changing flow rates, fluid properties and solids loading without stopping or bypassing the unit. Simple to operate and maintain, the VSM Ultra promotes higher rig productivity, throughput and performance while reducing costs.



HR 635 COILED TUBING INJECTOR

Varco expanded its industry leadership in coiled tubing injectors with the introduction of Hydra Rig's new-generation HR 635 Coiled Tubing Injector. The lightweight HR 635, our smallest coiled tubing injector, incorporates many exclusive patented Hydra Rig features including elastomerically balanced quick change grippers, snubbing capabilities and sealed-for-life chain bearings.

These features offer the operator higher pulling performance, a smaller footprint for more flexibility, and lower maintenance costs. The HR 635 was designed for shallow depth wells, as well as replacements for the older HR 240 and HR 125 injectors that were built in the 1980s and are still in use today. Varco's first HR 635 was installed in Canada in 2003.





CONTINUOUS CIRCULATION SYSTEM

Shaffer's new Continuous Circulation System (CCS) is an industry first. It is the only tool that can keep drilling fluids circulating and maintain constant downhole pressure while pipe is added during the drilling process. CCS cuts average connection time from half an hour to 10 minutes for every 90 feet drilled, substantially reducing drilling costs and stress on fragile formations.

Operated from a touch screen computer panel, CCS integrates key operating functions in a single system that were previously provided by various drilling equipment, including iron roughnecks, BOPs and snubbing units. Especially suited for difficult reservoir conditions, such as under-balanced and high-pressure, high-temperature drilling, CCS improves operating efficiency, rig uptime, well stabilization and drilling performance.

Varco took on the challenge to develop CCS in 2001, proving the viability of a system that sustained continuous circulation during connections after other oilfield service companies failed to do so. Shaffer successfully field tested CCS on a commercial well in August 2003 and will roll out three units for rental in summer 2004.

COST-EFFICIENCY PROFITABILITY

[illegible] INDUSTRY FIRSTS THAT DECREASE COSTS AND INCREASE PROFITABILITY IS A VARCO [illegible] OUR CONTINUED SUCCESS IN DOING SO IS A COMPANY-WIDE COMMITMENT.





QT-16 CR CHROME COILED TUBING

Quality Tubing has created the world's first commercial corrosion resistant alloy coiled tubing – QT-16 Cr – that already is revolutionizing the coiled tubing industry and bringing significant benefits to Varco customers.

QT-16 Cr is especially suited for highly corrosive well environments, such as wet CO_2 production and injection and marine storage, where carbon steel coiled tubing can't survive. Demonstrating more than a three-fold improvement in low cycle fatigue life and four times the abrasion resistance of conventional carbon steel, QT-16 Cr substantially improves system economics for both service providers and operating companies.

This unique austenitic stainless steel product is composed of a special alloying of 16% chrome, 8% manganese and 3% nickel, never used before in the oil and gas industry. QT-16 Cr possesses a minimum yield strength of 90,000 PSI, which is well suited for deep and high-pressure well bores, and can be manufactured in any conventional coiled tubing diameter, thickness and length. Since our first customer installation in Canada in April 2003, QT-16 Cr has been deployed in the U.S., North Africa, Middle East, Asia and South America.



ELECTRONIC DRILLER

Varco's Electronic Driller is the industry's only automatic drilling system that maintains a constant drilling state at the drill bit through continuous pay-out of the drill line, rather than a start/stop action of the drawworks. This steady drilling state and improved efficiency from proportional control of the drawworks disc brake deliver a quantum leap in drilling performance, cost savings, rig safety and overall profitability.

Carefully monitoring multiple drilling parameters, Electronic Driller instantly makes accurate, efficient control adjustments to maintain drilling program objectives. Resulting performance improvements for our customers include a 37% reduction of rotating hours, reduced bit wear, improved directional control and enhanced core samples. Since May 2003, Varco has sold more than 25 Electronic Drillers, which continue to set drilling records even in mature fields.





ELMAR LIGHTWEIGHT WIRELINE MAST

The new 80-foot Elmar Lightweight Wireline Mast has been designed to satisfy customer demand for a mast unit with full wireline capacity that can be transported by helicopter to remote or offshore drilling sites. Our mast's innovative modular design fills a unique niche in this competitive market. Existing lightweight masts have few of the Elmar version's operational and safety features.

Each of its three sections weighs a maximum of 3,000 pounds, the benchmark for helicopter lift. Overall, the mast offers a column rating of 20,000 pounds at full extension and a wind rating of up to 60 mph, with the latest shut-down and overload safety systems. The first Elmar Lightweight Wireline Mast has been deployed offshore India, as Varco taps into a lucrative replacement market looking for flexibility, performance and cost-efficiency.



Front row, left to right: Douglas E. Swanson, John F. Lauletta and L.E. Simmons; (middle row, left to right): Jeffery A. Smisek, James D. Woods and George Boyadjieff; (back row, left to right): Eugene R. White, George S. Dotson, Richard A. Kertson and Eric L. Mattson.

BOARD OF DIRECTORS

GEORGE BOYADJIEFF
Chairman Emeritus
VARCO INTERNATIONAL, INC.

GEORGE S. DOTSON
President
HELMERICH & PAYNE INTERNATIONAL DRILLING CO.

RICHARD A. KERTSON
Retired Chief Financial Officer
VARCO INTERNATIONAL, INC.

JOHN F. LAULETTA
Chairman of the Board and
Chief Executive Officer
VARCO INTERNATIONAL, INC.

ERIC L. MATTSON
Senior Vice President and Chief Financial Officer
VERICENTER, INC.

L.E. SIMMONS
President
SCF PARTNERS

JEFFERY A. SMISEK
Executive Vice President
CONTINENTAL AIRLINES, INC.

DOUGLAS E. SWANSON
President and Chief Executive Officer
OIL STATES INTERNATIONAL, INC.

EUGENE R. WHITE
Retired Chairman of the Board
AMDAHL CORPORATION

JAMES D. WOODS
Chairman Emeritus of
BAKER HUGHES INCORPORATED



Left to right: John F. Lauletta, Clay C. Williams, James F. Maroney, III, Kenneth L. Nibling, Haynes B. Smith, III and Joseph C. Winkler.

OFFICERS

JOHN F. LAULETTA
Chairman of the Board and Chief Executive Officer

JOSEPH C. WINKLER
President and Chief Operating Officer

JAMES F. MARONEY, III
Vice President, Secretary and General Counsel

KENNETH L. NIBLING
Vice President, Human Resources and Administration

HAYNES B. SMITH, III
President, Varco Services

CLAY C. WILLIAMS
Vice President and Chief Financial Officer

The information below is presented in order to highlight significant trends in the Company's results from operations and financial condition.

	YEARS ENDED DECEMBER 31,				
	2003	2002	2001	2000	1999
(Dollars in thousands, except ratio and per share data)					
STATEMENT OF INCOME DATA:					
Revenue	$ 1,449,607	$ 1,335,064	$ 1,267,809	$ 866,615	$ 975,848
Operating profit(1)	139,981	156,065	158,126	60,911	67,348
Net income(2)	$ 67,243	$ 79,807	$ 82,968	$ 21,055	$ 29,809
Basic earnings per common share(2)	$ 0.69	$ 0.83	$ 0.87	$ 0.23	$ 0.33
Dilutive earnings per common share(2)	$ 0.68	$ 0.82	$ 0.86	$ 0.22	$ 0.32
BALANCE SHEET DATA (END OF PERIOD):					
Working capital	$ 559,046	$ 529,647	$ 423,602	$ 263,378	$ 310,175
Total assets	1,764,339	1,661,060	1,429,110	1,076,982	1,131,313
Total debt	456,918	467,928	322,614	136,507	233,335
Common stockholders' equity	994,242	920,282	828,314	731,983	694,245
OTHER DATA:					
Net cash provided by operating activities	$ 100,763	$ 101,783	$ 83,995	$ 81,787	$ 119,064
Cash flows used for investing activities	$ (106,591)	$ (202,333)	$ (211,126)	$ (64,872)	$ (43,638)
Cash flows provided by (used for) financing activities	$ (15,156)	$ 148,377	$ 173,118	$ (86,718)	$ (29,891)
Earnings per common share before goodwill amortization(2)	$ 0.68	$ 0.82	$ 0.97	$ 0.31	$ 0.41
Ratio of earnings to fixed charges(3)	3.8x	4.7x	5.6x	3.1x	3.0x
Depreciation and amortization	$ 67,199	$ 59,246	$ 67,900	$ 56,518	$ 57,180
Capital expenditures	$ 67,092	$ 49,377	$ 65,834	$ 45,463	$ 30,729

(1) The 1999 operating profit includes $7.8 million of transaction costs and write-offs associated with the terminated Newpark merger. Excluding these costs, operating profit was $75.2 million. The 2000 operating profit includes $9.7 million of financial advisor fees, $4.3 million of compensation costs, $5.1 million to fully vest employees participating in the Executive Stock Match program, $3.5 million in equipment rationalization charges and $3.9 million of other transaction costs associated with the May 2000 merger between Varco and Tuboscope. Excluding these costs, operating profit was $87.5 million. The 2001 operating profit includes $16.5 million of litigation costs. Excluding these costs, operating profit was $174.6 million. The 2002 operating profit includes $3.7 million associated with the acquisition of substantially all of the oilfield services business of ICO and $2.8 million of severance costs resulting from early termination of employment agreements for several senior executives arising out of the May 2000 merger between Varco and Tuboscope. Excluding these costs, operating profit was $162.6 million. The 2003 operating profit includes an asset impairment charge of $11.2 million related to the Company's rig fabrication business. Excluding these costs, operating profit was $151.2 million for 2003.

(2) The Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS 142), effective January 1, 2002. The effects of not amortizing goodwill and other intangible assets in periods prior to the adoption of SFAS 142 would have resulted in net income of $93.4 million, $29.5 million, and $38.2 million for the years ended December 31, 2001, 2000, and 1999, respectively; basic earnings per common share of $0.98, $0.32, and $0.42 for the years ended December 31, 2001, 2000, and 1999, respectively; and diluted earnings per common share of $0.97, $0.31, and $0.41 for the years ended December 31, 2001, 2000, and 1999, respectively.

(3) For the purpose of this calculation, "earnings" consist of net income (loss) before income taxes, extraordinary items, and fixed charges. "Fixed charges" consist of interest expense and amortization of debt discount and related expenses believed by management to be representative of the interest factor thereon.

GENERAL

EXECUTIVE SUMMARY—The Company's oilfield service businesses generally performed well in 2003, but the strength of these businesses was overshadowed by weak results in the Company's capital equipment businesses. In particular, results of the Drilling Equipment Group sales suffered from softening demand and cost overruns on a large rig fabrication project.

During 2003, the Company's service-oriented businesses benefited from rising levels of oilfield activity in several important markets, including North American land drilling, Mexico, the Middle East and the Far East. These benefits were somewhat offset by slightly declining oilfield activity in other key markets, including the U.S. Gulf of Mexico, the North Sea and Venezuela. Demand for the Company's coiled tubing and fiberglass tubing for oilfield applications strengthened in 2003.

The Company generally experienced declining market conditions during 2003 in its businesses that sell capital equipment to other oilfield service companies, including drilling equipment, solids control equipment, and rig instrumentation equipment. Sales of coiled tubing and wireline equipment were modestly improved, but backlog for the Coiled Tubing and Wireline Products Group turned down at year end. Backlog and revenue for Drilling Equipment generally trended down throughout 2003.

Looking forward, the Company believes worldwide drilling activity should remain strong in 2004, led by North America, Latin America and the Middle East, and that its oilfield service businesses should generally continue to perform well. However, offshore drilling activity, particularly in the Gulf of Mexico and the North Sea, continues to be very slow and has not yet shown signs of improvement. Additionally, the Company expects that the market for premium tubulars, which is dependent in part on the level of drilling "critical" wells (i.e., high-pressure, high-temperature, deep and/or offshore wells), will remain slow in 2004. Premium tubulars for critical wells are more likely to be coated or inspected by the Company than conventional tubulars for shallower, onshore drilling because the cost of tubular failures is much higher for critical wells. Also, the Company expects that the market for new drillpipe will remain slow in 2004, due primarily to an overhang of drillpipe in the market currently. This affects the Company's tubular coating business because most new drillpipe is coated before it is placed into service.

The Company does not expect the market for capital equipment to strengthen significantly in 2004, and foresees few new drilling rigs being fabricated in 2004. In view of the declining revenue and backlog for the Drilling Equipment Group, the Company has begun a significant restructuring of the Group, as detailed below, to lower its overhead. Additionally, the Company has decided to exit the rig fabrication business, which it entered by acquiring Morinoak International Ltd. ("MIL") in September 2001. The Company expects that the focus of the Drilling Equipment Group in 2004 will be on downsizing operations; moving manufacturing to more cost efficient locations; launching new products targeting the land drilling contractor market; providing units to upgrade existing drilling rigs; and continuing the Group's emphasis on aftermarket spares and services business.

OPERATING ENVIRONMENT OVERVIEW—The Company's results are dependent on among other things, the level of worldwide oil and gas drilling, well remediation activity, the prices of oil and gas, capital spending by other oilfield service companies and drilling contractors, pipeline maintenance activity, and worldwide oil and gas inventory levels. Key industry indicators for the past three years include the following:

	2003*	2002*	2001*	% 2003 v 2002	% 2002 v 2001
ACTIVE DRILLING RIGS:					
U.S.	1,032	831	1,155	24.2%	(28.1%)
Canada	372	266	342	39.8%	(22.2%)
International	771	732	745	5.3%	(1.7%)
Worldwide	2,175	1,829	2,242	18.9%	(18.4%)
ACTIVE WORKOVER RIGS:					
U.S.	1,130	1,010	1,211	11.9%	(16.6%)
Canada	350	261	342	34.1%	(23.7%)
North America	1,480	1,271	1,553	16.4%	(18.2%)
West Texas Intermediate Crude prices (per barrel)	$ 30.89	$ 26.13	$ 25.93	18.2%	0.8%
Natural Gas Prices ($/mbtu)	$ 5.49	$ 3.35	$ 3.97	63.9%	(15.6%)

* *Averages for the years indicated.*

The following table details the U.S., Canadian, and international rig activity and West Texas Intermediate Oil prices for the three years ended December 31, 2003 on a quarterly basis:

Industry Trends

Rig Counts and Oil Prices



Total Number of Rigs
West Texas Int. (Price per Barrel)
2,500
2,000
1,500
1,000
500
0
35.00
30.00
25.00
20.00
15.00
10.00
5.00
0.00
1Q01 2Q01 3Q01 4Q01 1Q02 2Q02 3Q02 4Q02 1Q03 2Q03 3Q03 4Q03

	1Q01	2Q01	3Q01	4Q01	1Q02	2Q02	3Q02	4Q02	1Q03	2Q03	3Q03	4Q03
Total Rigs	2,379	2,240	2,318	2,030	1,931	1,678	1,822	1,883	2,138	1,996	2,253	2,306
Canada	515	252	320	278	382	147	251	283	494	203	383	406
US	1,140	1,237	1,241	1,004	818	806	853	847	901	1,028	1,088	1,100
International	724	751	757	748	731	725	718	753	744	765	782	791
W. TX Int. ($)	28.81	27.92	26.62	20.36	21.67	26.24	28.32	28.27	32.90	29.23	30.26	31.15

Source: Rig count: Baker Hughes, Inc. (www.bakerhughes.com);
West Texas Intermediate Crude Price: Department of Energy, Energy Information Administration (www.eia.doe.gov).

Oil and natural gas prices rose sharply in 2003 compared to 2002. The average price per barrel of West Texas Intermediate Crude was $30.89, an increase of 18.2% over the average for 2002. Natural gas prices were $5.49 per mbtu, an increase of 63.9% compared to the 2002 average. High commodity prices led to the recent improvement in U.S., Canadian, and international rig activity, which began in the second half of 2002, and continued throughout 2003. U.S., Canadian, and international rig activity increased 24.2%, 39.8%, and 5.3%, respectively, for the full year in 2003 compared to 2002. On a combined basis, worldwide rig activity increased 18.9% in 2003 compared to the prior year average. However, rig activity in several key operating locations including the Gulf of Mexico and North Sea have remained sluggish. The Gulf of Mexico rig activity declined from an average of 109 rigs in 2002 to 104 rigs in 2003, while the North Sea average rig count dropped from a 2002 average of 52 rigs to an average of 46 rigs in 2003.

U.S. rig activity at February 20, 2004 was at 1,114 rigs, compared to 1,126 rigs at December 31, 2003. The Company believes that current industry projections are forecasting commodity prices to remain strong as compared to recent years, and, as a result, U.S. and international drilling rig activity is expected to continue to be strong. However, numerous events could significantly alter these projections including political tensions in the Middle East, the acceleration or deceleration of the recovery of the U.S. and world economies, a build up in world oil inventory levels, or numerous other events or circumstances.

DRILLING EQUIPMENT GROUP RESTRUCTURING AND MIL IMPAIRMENT CHARGE—Drilling Equipment Group revenue declined $12.5 million (2.6%) in 2003. Revenue was $474.2 million in 2003 compared to $486.7 million in 2002. The group's operating profit was down $33.8 million, from $71.6 million in 2002 to $37.8 million in 2003. Operating profit as a percent of revenue declined from 14.7% in 2002 to 8.0% in 2003.

The decline in the Drilling Equipment Group operating profit reflects in part the softening market for capital drilling equipment in 2003 and into 2004, as well as adverse movements in the Company's mix of drilling equipment unit sales (rig floor equipment and handling tools declined, while pressure control equipment sales increased). As a result of its lowered outlook for rig equipment sales, particularly in the offshore rig construction market, the Company has undertaken a significant restructuring of its Drilling Equipment Group. Plans to reduce its technical and administrative workforce by approximately 200 employees are underway, and should be completed by the end of the second quarter 2004. The Company is consolidating certain sales, engineering and administrative functions of the Drilling Equipment Group from California into Houston, and is moving certain manufacturing operations between its plants to improve efficiency. The Company expects to save approximately $20 million annually in Drilling Equipment Group overhead expenses, and expects to recognize severance, relocation, and facility consolidation charges in the range of $5 million to $10 million related to these measures during the first half of 2004.

The significant decline in Drilling Equipment Group operating profit was also caused by charges taken by its rig fabrication division, MIL. In 2003, MIL recognized $9.4 million in anticipated losses on a turnkey contract to construct a $31 million land drilling rig for the Middle East, and other operating losses of $5.8 million. The $9.4 million loss on the contract was due to (1) the structural complexity of the rig, which required substantially more material, fabrication, engineering and design work than originally planned; (2) underestimation of rig up and commissioning costs; (3) delays in the project which resulted in late delivery penalties; and (4) adverse foreign currency exchange movements with the weakening of the U.S. dollar. Due to this poor financial performance, the Company has decided to exit the rig fabrication business.

Acquired in September of 2001 for $11.8 million, MIL designs, fabricates and assembles structural drilling rig components such as masts, derricks and substructures. The acquisition of MIL was intended to expand the Company's sales of drilling equipment by packaging the equipment with rigs fabricated by MIL. However, the Company determined that its integrated packages of drilling equipment and structural rig components bore too much risk, and failed to produce a sufficient economic return, and therefore, the Company decided to exit the rig fabrication business and close the MIL facility in Great Yarmouth, England. As a consequence of this decision, the Company recognized a charge of $11.2 million related to goodwill and fixed asset impairments in the fourth quarter of 2003. The combined effect of the impairment charge and losses from operations on earnings per share was a loss of $0.22 per share. The Company expects to incur additional exit costs and operating losses in 2004 related to the winding up of the MIL business.

The MIL operation is expected to be accounted for as a discontinued operation upon its shut down in 2004. The following summarizes the operations of MIL for the years ending December 31, 2003, 2002, and 2001 (in thousands).

	2003	2002	2001
Revenue	$ 11,986	$ 12,698	$ 6,014
Operating income (loss)	$ (26,055)	$ (2,109)	$ 157
Net income (loss) from MIL operations	$ (21,589)	$ (1,476)	$ 110

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2003 VS YEAR ENDED DECEMBER 31, 2002

REVENUE. The Company's total revenue was $1,449.6 million in 2003, an increase of $114.5 million (8.6%) over 2002 revenue of $1,335.1 million. The increase was due mainly to the acquisition of ICO's oilfield services business in September 2002 and increases in the Company's services business due to the increase in rig activity discussed above. The Company's Tubular Services business increased $99.9 million (28.1%) and Drilling Services business increased $14.0 million (5.0%) in 2003 compared to 2002. In addition, the Company's Coiled Tubing and Wireline business was also positively impacted by the increase in activity as revenue increased $13.1 million (6.1%) in 2003 compared to 2002. These results were offset to some extent by a decrease in Drilling Equipment Group revenue of $12.5 million (2.6%) in 2003 compared to 2002, which was primarily related to a decline in the sale of drilling units.

The following table summarizes the Company's revenue by operating segment in 2003 and 2002 (in thousands):

			VARIANCE	
	2003	2002	$	%
Drilling Equipment Group	$ 474,173	$ 486,695	$ (12,522)	(2.6%)
Tubular Services	455,898	355,966	99,932	28.1%
Drilling Services	292,663	278,617	14,046	5.0%
Coiled Tubing & Wireline Products	226,873	213,786	13,087	6.1%
Total Revenue	$ 1,449,607	$ 1,335,064	$ 114,543	8.6%

Revenue from the Company's Drilling Equipment Group in 2003 was $474.2 million, a decrease of $12.5 million (2.6%) compared to 2002. The decrease was due to declines in shipments of capital equipment, including rig floor equipment and handling tools of $48.0 million. The Company shipped 56 top drives in 2003 compared to 75 top drives shipped in 2002. These declines were offset by increases in capital equipment sales of pressure control equipment of $19.0 million and increases in aftermarket revenue including spares, service, repair and rental of $17.2 million. New orders for 2003 were $382.6 million compared to $453.3 million for the same period of 2002, while backlog at December 31, 2003 was $126.5 million compared to $218.1 million at December 31, 2002. The decline in orders and backlog was reflective of fewer new rig construction projects and reduced capital investment in rig upgrades and refurbishments by drilling contractors in 2003 compared to 2002. In accordance with industry practice, orders and commitments generally are cancelable by customers at any time.

Revenue from the Company's Tubular Services was $455.9 million in 2003, an increase of $99.9 million (28.1%) over 2002 results. Acquisitions for 2003 and 2002 resulted in an estimated incremental increase in revenue of approximately $79.8 million in 2003 compared to 2002. The largest acquisition was ICO's oilfield services business on September 6, 2002. Excluding the impact from these acquisitions, Tubular Services revenue would have increased $21.0 million (5.9%) in 2003 compared to the prior year. The increase in U.S., Canada, and worldwide oilfield activity resulted in greater non-acquisition revenue from the Company's Inspection, Coating, and Fiberglass operations in 2003. These increases were slightly offset by lower capital sales from the Company's Mill equipment sales operations and lower revenue from Pipeline Services.

Revenue from the Company's Drilling Services was $292.7 million in 2003, an increase of $14.0 million (5.0%) compared to 2002 results. The increase was primarily driven by greater revenue from the Company's U.S. and Canadian Instrumentation and Solid Control businesses, which increased a combined $24.9 million in 2003 compared to 2002. The U.S. and Canadian rig activity was up 24.2% and 39.8%, respectively, in 2003 compared to 2002. These increases were partially offset by lower revenue from the Company's Solids Control and Instrumentation capital equipment sales divisions, and lower revenue from Venezuela operations which was a result of economic and political troubles in that country.

Coiled Tubing and Wireline Products revenue was $226.9 million in 2003, an increase of $13.1 million (6.1%) in 2003 compared to 2002. The increase was primarily due to greater revenue from Company's Quality Tubing operations, which were up $9.2 million in 2003 as a result of the increased oilfield activity discussed above. In addition, the Company's Coiled Tubing and Wireline business was up $3.9 million in revenue also benefiting from increased activity. Coiled Tubing and Wireline Products backlog at December 31, 2003 was $37.0 million, a decline of $12.1 million (24.6%) compared to December 31, 2002.

GROSS PROFIT. Gross profit was $393.5 million (27.1% of revenue) in 2003 compared to $383.0 million (28.7% of revenue) in 2002. The increase in gross profit dollars was due to the $114.5 million (8.6%) increase in revenue. The decrease in gross profit percent was due to lower margins in the Drilling Equipment Group discussed above and operating losses related to the MIL operations.

SELLING, GENERAL, AND ADMINISTRATIVE COSTS. Selling, general, and administrative costs were $180.8 million in 2003, an increase of $17.5 million (10.7%) over 2002 costs of $163.4 million. The increase was due primarily to the acquisitions in 2003 and 2002. In addition, the Company's insurance costs, legal expenses, and fringe benefit costs were also greater in 2003 than 2002. As a percent of revenue, selling, general, and administrative costs were 12.5% of revenue in 2003 compared to 12.2 % of revenue in 2002.

RESEARCH AND ENGINEERING COSTS. Research and engineering costs were $61.5 million in 2003, an increase of $4.4 million (7.8%) compared to 2002 results. The increase was spread out between all four major operating segments and was primarily related to new product development and integration, and acquisitions completed in 2003 and 2002.

MERGER, TRANSACTION, IMPAIRMENT AND LITIGATION COSTS. Merger, transaction, impairment, and litigation costs were $11.2 million and $6.5 million for December 31, 2003 and 2002, respectively. The impairment charge of $11.2 million was related to goodwill and fixed asset impairments associated with the MIL operations in the fourth quarter 2003. The 2002 costs consisted of two components; $3.7 million of transaction costs associated with the acquisition of substantially all of the oilfield services business of ICO (see Note 3 of Notes to Consolidated Financial Statements) and $2.8 million of severance costs.

OPERATING PROFIT. Operating profit was $140.0 million for 2003 compared to $156.1 million for 2002. Excluding merger, transaction, impairment and litigation costs, operating profit was $151.2 million (10.4% of revenue) for 2003 compared to $162.6 million (12.2% of revenue) for 2002. The 2003 operating profit included losses from the MIL operations (excluding impairment charges) of $14.9 million. Excluding MIL operations, operating profit was $166.1 million, or 11.6% of revenue in 2003. The decline in operating profit percent in 2003 compared to 2002 was due to weak margins in the Drilling Equipment Group discussed above. Operating profit percents in Drilling Services and Coiled Tubing and Wireline both improved in 2003, while Tubular Services was approximately flat as compared to 2002.

INTEREST EXPENSE. Interest expense was $30.2 million in 2003 compared to $25.6 million in 2002. The increase in interest expense was due to greater average outstanding debt balances as a result of the $150.0 million Senior Notes issued in November 2002.

OTHER EXPENSE (INCOME). Other expense includes interest income, foreign exchange losses and gains, and other expense (income). Net other expense was $2.2 million in 2003 compared to $7.7 million in 2002. The improvement in other expense in 2003 was primarily due to $5.2 million in foreign exchange losses in 2002 compared to a $1.1 million gain in 2003. The 2002 losses occurred in the third quarter of 2002 due mostly to foreign exchange losses in Venezuela, the second quarter of 2002 due mostly to the weakening of the U.S. dollar against the euro dollar and UK pound sterling, and the first quarter 2002 due mostly to foreign exchange losses in Argentina as a result of the devaluation of the Argentine peso in the first quarter of 2002.

PROVISION FOR INCOME TAXES. The Company recorded a tax provision of $40.3 million (37.5% of pre-tax income) and $43.0 million (35% of pre-tax income) for the years ended December 31, 2003 and 2002, respectively. The 2003 tax provision was higher than the domestic tax rate of 35% due to deductions not allowed under domestic and foreign jurisdictions related to the asset impairment charge on its investment in its drilling rig fabrication business, and to foreign earnings subject to tax rates differing from domestic rates. The Company partially offset these increases by the benefit from its utilization of the extraterritorial income provisions, increased research and development credits, and the resolution of a prior year tax audit.

The European Union has put into place a process to begin imposing sanctions on U.S. exports effective March 1, 2004, if Congress does not repeal the extraterritorial tax regime ("ETI"). There are proposals before the U.S. Senate and U.S. House of Representatives, but no resolution has been determined as of February 2004. The Company has utilized the ETI regime in prior years in reducing its U.S. tax attributable to its export sales. The repeal of the ETI regime would have an adverse impact on the net income in the range of $0.2 million to $2.5 million on the projected 2004 export sales by the Company. It is not determinable the impact of the export sanctions would have on the Company's operating profit.

NET INCOME. Net income was $67.2 million and $79.8 million for 2003 and 2002, respectively. The decrease in net income was due to the factors discussed above.

YEAR ENDED DECEMBER 31, 2002 VS YEAR ENDED DECEMBER 31, 2001

REVENUE. Revenue for the year ended December 31, 2002 was $1,335.1 million, an increase of $67.3 million, or 5.3%, from revenue of $1,267.8 million for the year ended December 31, 2001. The increase in revenue was primarily due to acquisitions completed in 2002 and 2001, and the shipment of several large drilling equipment packages in 2002.

The following table summarizes the Company's revenue by operating segment in 2002 and 2001 (in thousands):

			VARIANCE	
	2002	2001	$	%
Drilling Equipment Group	$ 486,695	$ 395,550	$ 91,145	23.0%
Tubular Services	355,966	352,624	3,342	0.9%
Drilling Services	278,617	314,272	(35,655)	(11.3%)
Coiled Tubing & Wireline Products	213,786	205,363	8,423	4.1%
Total Revenue	$ 1,335,064	$ 1,267,809	$ 67,255	5.3%

Revenue from the Company's Drilling Equipment Group in 2002 was $486.7 million, an increase of $91.1 million (23.0%) compared to 2001. The increase was due to the shipment of several major rig projects totaling $99.5 million in 2002 compared to $44.6 million for major projects in 2001. Due to these major projects and to the shipment of other units, the Company shipped a record number of 75 top drives in 2002 compared to 59 top drives in 2001. In addition, 2002 revenue was up approximately $9.2 million due to the Company's September 2001 acquisition of Morinoak International Limited Group (MIL), a manufacturer of derricks, substructures and other structural drilling rig components. New orders for 2002 were $453.3 million compared to $545.9 million for the same period of 2001, while backlog at December 31, 2002 was $218.1 million compared to $251.5 million at December 31, 2001. The decline in orders and backlog was reflective of the lower market activity in 2002 compared to 2001. In accordance with industry practice, orders and commitments generally are cancelable by customers at any time.

Revenue from the Company's Tubular Services was $356.0 million in 2002, an increase of $3.3 million (0.9%) over 2001 results. Acquisitions for 2002 and 2001 resulted in an estimated incremental increase in revenue of approximately $43.5 million in 2002 compared to 2001. The largest acquisition was ICO's oilfield services business on September 6, 2002. Excluding the impact from these acquisitions, Tubular Services revenue would have declined $40.2 million (11%) in 2002 compared to 2001. The major reason for the non acquisition decline was lower rig activity in the U.S., which was down 28.1% in 2002 compared to 2001. This resulted in a decrease of $28.0 million (25.3%) in U.S. inspection and coating revenue (excluding the impact from acquisitions). In addition, lower rig activity resulted in a $15.3 million decline in revenue from the Company's Fiberglass operations in 2002 compared to 2001 (excluding the estimated impact of $7.7 million in revenue from acquisitions).

Revenue from the Company's Drilling Services was $278.6 million in 2002, a decrease of $35.7 million (11%) compared to 2001 results. Excluding the estimated impact from 2001 acquisitions, revenue would have been down $41.6 million (13%) in 2002. The decline was mainly due to a $10.3 million decline in North America Solids Control revenue and a $24.8 million decline in Latin America revenue. The decline in North America Solids Control revenue was due to a 26.7% drop in North America rig activity. Lower Latin America revenue was concentrated primarily in Venezuela and Argentina as a result of economic and political troubles in those countries. In addition, the Company's Instrumentation revenue decreased $12.3 million in 2002 due to the decrease in worldwide drilling activity, primarily in North America.

Coiled Tubing and Wireline Products revenue was $213.8 million in 2002, an increase of $8.4 million in 2002 compared to 2001. The increase was due to the acquisition of three companies in 2001, which contributed estimated incremental revenue of approximately $32.1 million in 2002 compared to 2001. Excluding the estimated impact of these acquisitions, Coiled Tubing and Wireline Products revenue would have decreased $23.7 million (12%) in 2002 compared to 2001. The lower market activity resulted in lower revenue in the Company's Coiled Tubing related products. Coiled Tubing and Wireline Products backlog at December 31, 2002 was $49.1 million, a decline of $6.8 million (12%) compared to December 31, 2001 further reflecting the declining market activity in 2002. However, sequentially from the third quarter of 2002, backlog increased $8.2 million (20%) due to the recent increase in market activity discussed above.

GROSS PROFIT. Gross profit was $383.0 million (28.7% of revenue) in 2002 compared to $373.5 million (29.5% of revenue) in 2001. The increase in gross profit dollars was due to no amortization of goodwill in 2002 compared to $10.5 million of goodwill amortization in 2001. The Company applied SFAS 142, the new rule on accounting for goodwill and other intangible assets, in the first quarter of 2002. See Note 2 of Notes to the Consolidated Financial Statements for further discussion. Excluding the impact of goodwill amortization, gross profit would have been $384.0 million (30.3% of revenue) in 2001. Excluding the impact of goodwill amortization, gross profit percents declined due to lower revenue from the Company's higher margin services business segments (Tubular Services and Drilling Services – see discussion above).

SELLING, GENERAL, AND ADMINISTRATIVE COSTS. Selling, general, and administrative costs were $163.4 million in 2002, an increase of $11.1 million (7%) over 2001 costs of $152.3 million. The increase was due primarily to the acquisitions in 2002 and 2001. In addition, the Company's insurance costs and fringe benefit costs were also greater in 2002 than 2001. As a percent of revenue, selling, general, and administrative costs were 12.2% of revenue in 2002 compared to 12.0 % of revenue in 2001.

RESEARCH AND ENGINEERING COSTS. Research and engineering costs were $57.1 million in 2002, an increase of $10.4 million (22%) compared to 2001 results. The increase was primarily due to greater costs in the Drilling Equipment Group and the acquisitions completed in 2002 and 2001.

MERGER, TRANSACTION, AND LITIGATION COSTS. Merger, transaction, and litigation costs were $6.5 million and $16.5 million for December 31, 2002 and 2001, respectively. The 2002 costs consisted of two components; $3.7 million of transaction costs associated with the acquisition of substantially all of the oilfield services business of ICO (see Note 3 of Notes to Unaudited Consolidated Financial Statements) and $2.8 million of severance costs resulting from early termination of employment agreements for several senior executives arising out of the May 2000 merger between Varco and Tuboscope. During the second quarter of 2001, the Company engaged in a court ordered mediation and as a result recorded a $16.5 million charge concerning a patent litigation matter, which has been settled.

OPERATING PROFIT. Operating profit was $156.1 million for 2002 compared to $158.1 million for 2001. Excluding merger, transaction, and litigation costs, operating profit was $162.6 million (12.2% of revenue) for 2002 compared to $174.6 million (13.8% of revenue) for 2001. The decrease in operating profit and margin was due to an unfavorable product mix and generally weaker oil and gas market conditions, in 2002 compared to 2001 as discussed in detail above.

INTEREST EXPENSE. Interest expense was $25.6 million in 2002 compared to $21.8 million in 2001. The increase in interest expense was due to greater average outstanding debt balances as a result of the $200.0 million Senior Notes issued in May 2001 and the $150.0 million Senior Notes issued in November 2002.

OTHER EXPENSE (INCOME). Other expense includes interest income, foreign exchange losses and gains, and other expense (income). Net other expense was $7.7 million in 2002 compared to $4.3 million in 2001. The increase in other expense in 2002 was primarily due to greater foreign exchange losses. The losses occurred in the third quarter of 2002 due mostly to foreign exchange losses in Venezuela, the second quarter of 2002 due mostly to the weakening of the U.S. dollar against the euro dollar and UK pound sterling, and the first quarter 2002 due mostly to foreign exchange losses in Argentina as a result of the devaluation of the Argentina peso in the first quarter of 2002.

PROVISION FOR INCOME TAXES. The Company recorded a tax provision of $43.0 million (35.0% of pre-tax income) and $49.1 million (37.2% of pre-tax income) for the years ended December 31, 2002 and 2001, respectively. The 2001 tax provision was higher than the domestic tax rate of 35% due to deductions not allowed under domestic and foreign jurisdictions related to merger and transaction costs, and goodwill amortization and to foreign earnings subject to tax rates differing from domestic rates.

NET INCOME. Net income was $79.8 million and $83.0 million for 2002 and 2001, respectively. The decrease in net income was due to the factors discussed above.

FINANCIAL CONDITION AND LIQUIDITY

At December 31, 2003, the Company had cash and cash equivalents of $85.7 million, and total debt of $456.9 million. At December 31, 2002 cash, and cash equivalents were $106.0 million, and total debt was $467.9 million. The Company's outstanding debt at December 31, 2003 consisted of $201.2 million of 7 ¼% Senior Notes due 2011, $149.3 million of 5 ½% Senior Notes due 2012, $95.3 million of 7 ½% Senior Notes due 2008, and other debt of $11.1 million.

For the fiscal year ended December 31, 2003, cash provided by operating activities was $100.8 million compared to $101.8 million for 2002. Cash was provided by operations primarily through net income of $67.2 million plus non-cash charges of $97.0 million. In addition, cash was provided by an increase in accounts payable and accrued liabilities of $12.6 million. The increase in accounts payable and accrued liabilities was due to an increase in insurance accruals, employee benefit accruals, and acquisition related accruals. These items were offset by an increase in inventory of $64.2 million, and an increase in accounts receivable of $10.8 million. The increase in inventory was related primarily to the construction of a land drilling rig for a customer, as well as an increase in Drilling Equipment and Coiled Tubing & Wireline inventory. The increase in accounts receivable was due to an increase in days sales outstanding, which was up from 83.9 days outstanding at December 31, 2002 to 87.3 days outstanding at December 31, 2003.

For the fiscal year ended December 31, 2003, cash used for investing activities was $106.6 million compared to $202.3 for the same period of 2002. The Company used approximately $39.0 million of cash for 13 acquisitions during 2003 and cash paid in 2003 for 2002 acquisitions. See Note 3 of Notes to the Consolidated Financial Statements. Capital spending of $67.1 million was primarily related to rental equipment for the Company's Solids Control operations and Top Drive businesses, Tubular Services ultrasonic inspection equipment, and $12.9 million of purchased facilities and equipment previously leased.

For the fiscal year ended December 31, 2003, the Company used $15.2 million of cash for financing activities. Cash was used for net payments on outstanding debt of $8.5 million and the purchase of treasury stock of $15.0 million. This use of cash was offset to some degree with proceeds from the sale of stock of $8.4 million.

On January 30, 2002 the Company entered into a credit agreement with a syndicate of banks that provided up to $125.0 million of funds under a revolving credit facility and $5 million under a bilateral letter of credit facility with a separate bank. The agreement was amended on September 5, 2002 with the available revolving funds increased to $150.0 million. The facility expires on January 30, 2005. The facility is secured by guarantees of material U.S. subsidiaries. The interest rate on the borrowed portion of the revolver is based on the Company's rating by S&P and Moody's, which at the time of the agreement resulted in an interest rate of Libor + 0.625% or the prime rate. Commitment fees range from 0.1% to 0.25% depending on the Company rating. At December 31, 2003, there were $139.1 million of funds available under the revolving credit facility and $2.5 million of funds available under the bilateral letter of credit facility, with $10.9 million and $2.5 million being used for letters of credit, respectively. The Company also has $17.0 million of additional outstanding letters of credit at December 31, 2003 that is not secured by the Company's senior credit facility.

The Company believes that its December 31, 2003 cash and cash equivalents, its outstanding credit facility, and cash flow from operations will be sufficient to meet its capital expenditures and its operating cash needs for the foreseeable future.

A summary of the Company's outstanding contractual obligations at December 31, 2003 is as follows (in thousands):

		PAYMENTS DUE BY PERIOD			
	TOTAL	LESS THAN 1 YEAR	2-3 YEARS	4-5 YEARS	AFTER 5 YEARS
Total Debt	$ 456,918	$ 6,447	$ 4,680	$ 95,299	$ 350,492
Operating Leases	91,160	23,504	29,846	14,054	23,756
Total contractual obligations	$ 548,078	$ 29,951	$ 34,526	$ 109,353	$ 374,248
Standby Letters of Credit	$ 30,364	$ 25,851	$ 4,513	$ –	$ –

As of December 31, 2003, the Company has outstanding non-cancelable purchase order commitments of approximately $6.3 million related to special order raw materials due in 2004. Purchase order commitments subsequent to 2004 are less than $0.5 million on an annual basis. The Company's projected post-retirement cash payments are expected to approximate $1.5 million to $2.0 million annually for the next five years.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

In preparing the financial statements, we make assumptions, estimates, and judgments that affect the amounts reported. We periodically evaluate our estimates and judgments related to bad debts and inventory obsolescence; impairments of long-lived assets, including goodwill and our reserves for product warranty claims. Note 2 to the consolidated financial statements contains the accounting policies governing each of these matters. Our estimates are based on historical experience and on our future expectations that we believe are reasonable; the combination of these factors forms the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results are likely to differ from our current estimates and those differences may be material.

Reserves for bad debts are determined on a specific identification basis when we believe that the required payment of specific amounts owed to us is not probable. A substantial portion of the Company's revenues come from international oil companies, international oilfield service companies, and government-owned or government-controlled oil companies. Therefore, the Company has significant receivables in many foreign jurisdictions. If worldwide oil and gas drilling activity or changes in economic conditions in foreign jurisdictions deteriorate, our customers may be unable to repay these receivables, and additional allowances could be required.

Reserves for inventory obsolescence are determined based on our historical usage of inventory on-hand as well as our future expectations related to requirements to provide spare parts for our substantial installed base and new products. Changes in worldwide oil and gas drilling activity and the development of new technologies associated with the drilling industry could require the Company to record additional allowances to reduce the value of inventory to the lower of its cost or net realizable value.

Accruals for warranty claims are provided based on historical experience at the time of sale. Most product warranties cover periods from one to three years. Our accruals for warranty claims are affected by the size of our installed base of products currently under warranty, as well as new products delivered to the market. If actual experience proves different from historical estimates, changes to the Company's provision rates may be required.

Long-lived assets, which include property and equipment, goodwill, and identified intangible assets comprise a significant amount of the Company's total assets. The Company makes judgments and estimates in conjunction with the carrying value of these assets, including amounts to be capitalized, depreciation and amortization methods and useful lives. Additionally, the carrying values of these assets are reviewed for impairment periodically or whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. This requires the Company to make long-term forecasts of its future revenues and costs related to the assets subject to review. These forecasts require assumptions about demand for the Company's products and services, future market conditions and technological developments. Significant and unanticipated changes to these assumptions or the intended use of these assets could require a provision for impairment in a future period.

PENSIONS AND OTHER POSTRETIREMENT BENEFITS—The Company sponsors several pension and postretirement plans. The Company has two defined benefit pension plans covering substantially all of its employees in Germany (German Plans), a plan providing healthcare and life insurance benefits to certain executives and former retired employees (Retiree Medical Plan), and a supplemental executive retirement plan (SERP). These plans are unfunded. See additional disclosure in Note 9 to the Consolidated Financial Statements.

The Company accounts for its defined benefit pension plans and its nonpension postretirement benefit plans using actuarial models required by Statement of Financial Accounting Standards (SFAS) No. 87, "Employers' Accounting for Pensions" and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," respectively.

A significant element in determining the Company's expense in accordance with SFAS No. 87 and SFAS No. 106 is the discount rate. The discount rate is an estimate of the current interest rate at which the pension and postretirement liabilities could be effectively settled at the end of the year. In estimating this rate, the Company looks to rates of return on high-quality, fixed-income investments currently available and expected to be available during the period to maturity of the pension and postretirement benefit obligation. Changes in the discount rates over the past three years have not materially affected pension expense and the net effect of changes in the discount rate, as well as the net effect of other changes in actuarial assumptions and experience, have been deferred in accordance with SFAS No. 87 and SFAS No. 106. The Company's discount rates ranged from 6.5% to 6.75% at December 31, 2003 and 2002. For 2004, the Company does not expect any changes in its discount rates.

Additionally, the health care cost trend rate can have a significant effect on the Company's expense for the Retiree Medical plan as reported in accordance with SFAS No. 106. The Company, in conjunction with its actuary, reviews external data and its own historical trends for health care costs to determine the health care cost trend rates. The assumed health care cost trend rate for 2003 is 10% and is assumed to decrease gradually to 5% for 2008 and remain at that level thereafter. An increase of the health care cost trend rates by one percentage point each year would increase the accumulated postretirement benefit obligation as of December 31, 2003 by $670,721 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for 2003 by $45,000.

Pension and postretirement benefit expense for these plans was $3.6 million, $2.7 million, and $1.8 million for the years ended December 31, 2003, 2002, and 2001, respectively. Cash payments for these plans were $1.7 million, $0.9 million, and $1.3 million for the years ended December 31, 2003, 2002, and 2001, respectively.

RECENT ACCOUNTING PRONOUNCEMENTS—In July 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" (SFAS 146) which addresses financial accounting and reporting costs associated with exit or disposal activities. SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Previously, a liability for an exit cost was recognized at the date of an entity's commitment to an exit plan. The provisions of this Statement were effective for exit or disposal activities that were initiated after December 31, 2002.

In January 2003, FASB Interpretation No. 46, Consolidation of Variable Interest Entities ("FIN 46") was issued. FIN 46 requires the consolidation of each variable interest entity ("VIE") in which an enterprise absorbs a majority of the entity's expected losses or receives a majority of the entity's expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity. The FASB has delayed the implementation date of FIN 46 to the first interim period ending after March 15, 2004. The Company does not believe the adoption of FIN 46 will have a material effect on the Company's financial statements.

In December 2003, President Bush signed into law the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Act"). The Act expanded Medicare to include, for the first time, coverage for prescription drugs. The Company expects that this legislation will eventually reduce some of the costs for the Company's Retiree Medical Plan. The Company is awaiting guidance from various governmental and regulatory agencies concerning the requirements that must be met to obtain these cost reductions, as well as the manner in which such savings should be measured. Because of the various uncertainties related to the Company's response to this legislation and the appropriate accounting methodology for this event, the Company elected to defer financial recognition of this legislation until the FASB issues final accounting guidance. When issued, that final guidance could require the Company to change previously reported information. This deferral is permitted under FASB Staff Position No. FAS 106-1, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003."

OTHER—The Company has executed acquisitions over the past few years as part of its growth strategy. The Company seeks, where possible, to effect consolidation cost savings by integrating acquired businesses with its own. As a consequence, the financial results of acquired businesses may not be separable from the Company's existing businesses, and therefore may not be readily measurable. Accordingly, the impact of acquisitions on the Company's overall financial results are difficult to measure. Where the Company provides estimates of incremental revenue and operating profit from acquired businesses, these estimates are based upon management's judgment.

FACTORS AFFECTING FUTURE OPERATING RESULTS

This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The forward looking statements are those that do not state historical facts and are inherently subject to risk and uncertainties. The forward-looking statements contained herein are based on current expectations and entail various risks and uncertainties that could cause actual results to differ materially from those projected in the forward-looking statements. Such risks and uncertainties are set forth below.

The oil and gas industry in which the Company participates historically has experienced significant volatility. Demand for the Company's services and products depends primarily upon the number of oil and gas wells being drilled, the depth and drilling conditions of such wells, the volume of production, the number of well completions, the capital expenditures of other oilfield service companies and drilling contractors, the level of pipeline construction and maintenance expenditures, and the level of workover activity. Drilling and workover activity can fluctuate significantly in a short period of time, particularly in the United States and Canada.

The willingness of oil and gas operators to make capital expenditures for the exploration and production of oil and natural gas will continue to be influenced by numerous factors over which the Company has no control, including the prevailing and expected market prices for oil and natural gas. Such prices are impacted by, among other factors, the ability of the members of the Organization of Petroleum Exporting Countries ("OPEC") to maintain price stability through voluntary production limits, the level of production of non-OPEC countries, worldwide demand for oil and gas, general economic and political conditions, costs of exploration and production, availability of new leases and concessions, and governmental regulations regarding, among other things, environmental protection, taxation, price controls, and product allocations. In addition, political tensions in the Middle East may have an impact on market prices for oil and natural gas. No assurance can be given as to the level of future oil and gas industry activity or demand for the Company's services and products.

The Company's foreign operations, which include significant operations in Canada, Europe, Africa, the Far East, the Middle East and Latin America, are subject to the risks normally associated with conducting business in foreign countries, including foreign exchange fluctuations, and uncertain political and economic environments, which may limit or disrupt markets, restrict the movement of funds or result in the deprivation of contract rights or the taking of property without fair compensation. Government-owned petroleum companies located in some of the countries in which the Company operates have adopted policies (or are subject to governmental policies) giving preference to the purchase of goods and services from companies that are majority-owned by local nationals. As a result of such policies, the Company relies on joint ventures, license arrangements and other business combinations with local nationals in these countries. In addition, political considerations may disrupt the commercial relationship between the Company and such government-owned petroleum companies. There can be no assurances that such problems will not be material in the future.

The Company's solids control, inspection, and coating services routinely involve the handling of waste materials, some of which may be considered to be hazardous wastes. The Company is subject to numerous local, state and federal laws and regulations concerning the containment and disposal of materials, pursuant to which the Company has been required to incur compliance and clean-up costs, which were not substantial in 2003, 2002, and 2001. Compliance with environmental laws and regulations due to currently unknown circumstances or developments, however, could result in substantial costs and have a material adverse effect on the Company's results of operations and financial condition.

A significant portion of the Company's recent growth in revenues and profitability has been the result of its acquisition program. The Company's future operating results will be impacted by the Company's ability to identify additional attractive acquisition opportunities, consummate such acquisitions on favorable terms, and successfully integrate the operations of the acquired businesses with those of the Company.

Many of the Company's oilfield markets for equipment, products, and services are predominately priced in U.S. dollars, although some portion may be in local currencies. The Company conducts manufacturing and service operations through foreign locations, and, as a result, has significant costs denominated in local currencies that often exceed the mix of local currency revenue. Consequently, the recent weakening of the U.S. dollar against the Euro, the British Pound, and other currencies has resulted in higher costs of sales and services for some of the Company's business in England, the EEC and other areas, when these costs are converted to U.S. dollars. This is partially but not completely offset by higher foreign currency revenue, when converted to U.S. dollars. Overall, the weakening of the U.S. dollar reduced the Company's operating profits and margins. This effect on consolidated operating income is offset somewhat by the Company's position in Canada, where a portion of its costs are in U.S. dollars, but nearly all of its revenues are in Canadian dollars. As a result, the Company's Canadian operations have benefited from the weakening U.S. dollar. The net impact of the weaker U.S. dollar compared to foreign currencies where the Company operates (including the EURO, British Pound, Norwegian Kroner, Canadian dollar, and Singapore dollar) is expected to adversely impact operating profit in the range of $5.0 million to $10.0 million in 2004 compared to 2003 based on current exchange rates. Further adverse foreign currency exchange rate movements could result in additional operating profit declines.

The Company conducts operations in various countries around the world and is exposed to market risk from changes in interest rates and changes in foreign currency rates. The Company does not believe that it has a material exposure to market risk. The Company does not enter into interest rate or foreign currency transactions for speculative purposes.

INTEREST RATES

The Company has historically managed its exposure to interest rate changes by using a combination of fixed rate debt, variable rate debt, and interest swap and collar agreements in its total debt portfolio. At December 31, 2003, the Company had $456.9 million of outstanding debt. Fixed rate debt included $150.0 million of the 2012 Notes at a fixed interest rate of 5.5%, $200.0 million of the 2011 Notes at a fixed interest rate of 7.25% and $100.0 million of the 2008 Notes at a fixed interest rate of 7.5%.

As of December 31, 2003, the Company had three interest rate swap agreements with an aggregate notional amount of $100.0 million associated with the Company's 2008 Notes. Under this agreement, the Company receives interest at a fixed rate of 7.5% and pays interest at a floating rate of six-month LIBOR plus a weighted average spread of approximately 4.675%. The swap agreements will settle semi-annually and will terminate in February 2008. An increase in outside market interest rates of 1% would result in a $1.0 million increase to the Company's annual interest expense.

FOREIGN CURRENCY EXCHANGE RATES

With respect to foreign currency fluctuations, the Company uses natural hedges to minimize the effect of rate fluctuations. When natural hedges are not sufficient, the Company may enter into forward foreign exchange contracts to hedge significant transactions for periods consistent with the underlying risk. The Company had no forward foreign exchange contracts outstanding at December 31, 2003.

The Company has market risk sensitive instruments denominated in foreign currencies totaling $23.7 million as of December 31, 2003, excluding trade receivables and payables, which approximate fair value. These market risk sensitive instruments consisted of cash balances and overdraft facilities. The Company estimates that a hypothetical 10% movement of foreign currency exchange rates would affect net income by approximately $1.5 million.

Because the Company operates in virtually every oil and gas exploration and production region in the world, it conducts a portion of its business in currencies other than the U.S. dollar. The functional currency for some of the Company's international operations is the applicable local currency. Although some of the Company's international revenues are denominated in the local currency, the effects of foreign currency fluctuations are partly mitigated because local expenses of such foreign operations are also generally denominated in the same currency. During the years ended December 31, 2003, 2002 and 2001, the Company reported foreign currency gains (losses) of $1.1 million, ($5.2 million) and $71,000, respectively. The gains and losses were primarily due to exchange rate fluctuations related to monetary asset balances denominated in currencies other than the functional currency.

Assets and liabilities of our foreign subsidiaries are translated using the exchange rates in effect at the balance sheet date, resulting in translation adjustments that are reflected in accumulated other comprehensive loss in the common stockholders' equity section of the Company's balance sheet. The Company recorded currency translation gains (losses) of $12.4 million, ($0.8 million) and ($2.1 million) for the years ended December 31, 2003, 2002 and 2001 related to these translations.

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company's Exchange Act reports is recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and that such information is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Our disclosure controls and procedures are designed to provide a reasonable level of assurance of reaching our desired disclosure control objectives. Also, we have investments in certain unconsolidated entities. As we do not control or manage these entities, our disclosure controls and procedures with respect to such entities are necessarily substantially more limited than those we maintain with respect to our consolidated subsidiaries.

As required by SEC Rule 13a-15(b), the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and the Company's Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures as of the end of the quarter covered by this report. Based on the foregoing, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective at the reasonable assurance level.

There has been no change in the Company's internal controls over financial reporting during the Company's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company's internal controls over financial reporting.

THE BOARD OF DIRECTORS AND STOCKHOLDERS
VARCO INTERNATIONAL, INC.

We have audited the accompanying consolidated balance sheets of Varco International, Inc. as of December 31, 2003 and 2002 and the related consolidated statements of income, common stockholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Varco International, Inc. at December 31, 2003 and 2002, and the consolidated results of its income and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 2 to the consolidated financial statements, in 2002, the Company changed its method of accounting for goodwill and other intangible assets.

ERNST & YOUNG LLP

Houston, Texas
February 2, 2004

	December 31,	
	2003	2002
	(in thousands)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 85,748	$ 105,997
Accounts receivable, net	331,665	323,456
Inventory, net	339,317	279,958
Deferred tax assets	16,897	15,727
Prepaid expenses and other	23,798	22,840
Total current assets	797,425	747,978
Property and equipment, net	489,031	450,131
Identified intangibles, net	31,493	32,918
Goodwill, net	433,916	418,659
Other assets, net	12,474	11,374
Total assets	$ 1,764,339	$ 1,661,060
LIABILITIES AND EQUITY		
Current liabilities:		
Accounts payable	$ 98,389	$ 90,604
Accrued liabilities	125,701	111,430
Income taxes payable	7,842	9,252
Current portion of long-term debt and short-term borrowings	6,447	7,045
Total current liabilities	238,379	218,331
Long-term debt	450,471	460,883
Pension liabilities and post-retirement obligations	29,514	24,899
Deferred taxes payable	46,221	35,252
Other liabilities	5,512	1,413
Total liabilities	770,097	740,778
Commitments and contingencies (Note 11)		
Common stockholders' equity:		
Common stock, $.01 par value, 200,000,000 shares authorized, 99,150,487 shares issued and 96,908,207 shares outstanding at December 31, 2003 (98,416,012 shares issued and 96,991,312 shares outstanding at December 31, 2002)	992	984
Paid in capital	535,244	525,782
Retained earnings	494,598	427,355
Accumulated other comprehensive loss	(6,243)	(18,509)
Less: treasury stock at cost (2,242,280 and 1,424,700 shares at December 31, 2003 and 2002, respectively)	(30,349)	(15,330)
Total common stockholders' equity	994,242	920,282
Total liabilities and equity	$ 1,764,339	$ 1,661,060

See accompanying notes.

	YEARS ENDED DECEMBER 31,		
	2003	2002	2001
	(in thousands, except per share data)		
REVENUE:			
Sales	$ 788,567	$ 810,749	$ 751,284
Services and rentals	661,040	524,315	516,525
Total	1,449,607	1,335,064	1,267,809
COST AND EXPENSES:			
Cost of sales	467,361	499,960	488,558
Cost of services and rentals	588,750	452,097	395,257
Amortization of goodwill	–	–	10,457
Selling, general and administrative	180,840	163,383	152,276
Research and engineering costs	61,506	57,072	46,635
Merger, transaction, impairment, and litigation costs	11,169	6,487	16,500
Total	1,309,626	1,178,999	1,109,683
Operating profit	139,981	156,065	158,126
OTHER EXPENSE (INCOME):			
Interest expense	30,168	25,608	21,776
Interest income	(1,393)	(860)	(2,145)
Foreign exchange loss (gain)	(1,062)	5,201	(71)
Other	4,698	3,337	6,471
Income before income taxes	107,570	122,779	132,095
Provision for income taxes	40,327	42,972	49,127
Net income	$ 67,243	$ 79,807	$ 82,968
EARNINGS PER COMMON SHARE:			
Basic earnings per common share	$ 0.69	$ 0.83	$ 0.87
Dilutive earnings per common share	$ 0.68	$ 0.82	$ 0.86
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING:			
Basic	97,299	96,629	95,733
Dilutive	98,165	97,431	96,675

See accompanying notes.

	SHARES OUTSTANDING	COMMON STOCK $.01 PAR VALUE	PAID IN CAPITAL	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	TREASURY STOCK	TOTAL COMMON STOCKHOLDERS' EQUITY
				(in thousands)			
Balance at December 31, 2000	94,821	$ 962	$ 498,692	$ 264,580	$ (16,921)	$ (15,330)	$ 731,983
2001 Comprehensive income:							
Net income	–	–	–	82,968	–	–	82,968
Foreign currency translation adjustment	–	–	–	–	(2,094)	–	(2,094)
2001 Comprehensive income	–	–	–	82,968	(2,094)	–	80,874
Common stock issued	1,101	11	10,806	–	–	–	10,817
Common stock issued in exchange for convertible debt	56	1	833	–	–	–	834
Tax benefit of options exercised	–	–	3,806	–	–	–	3,806
Balance at December 31, 2001	95,978	974	514,137	347,548	(19,015)	(15,330)	828,314
2002 Comprehensive income:							
Net income	–	–	–	79,807	–	–	79,807
Foreign currency translation adjustment	–	–	–	–	(840)	–	(840)
Gain from interest rate contract	–	–	–	–	1,346	–	1,346
2002 Comprehensive income	–	–	–	79,807	506	–	80,313
Common stock issued	1,002	10	9,533	–	–	–	9,543
Common stock issued in exchange for convertible debt	11	–	167	–	–	–	167
Tax benefit of options exercised	–	–	1,945	–	–	–	1,945
Balance at December 31, 2002	96,991	984	525,782	427,355	(18,509)	(15,330)	920,282
2003 Comprehensive income:							
Net income	–	–	–	67,243	–	–	67,243
Foreign currency translation adjustment	–	–	–	–	12,411	–	12,411
Loss from interest rate contract	–	–	–	–	(145)	–	(145)
2003 Comprehensive income	–	–	–	67,243	12,266	–	79,509
Common stock issued	735	8	8,371	–	–	–	8,379
Tax benefit of options exercised	–	–	1,091	–	–	–	1,091
Treasury stock purchased	(818)	–	–	–	–	(15,019)	(15,019)
Balance at December 31, 2003	96,908	$ 992	$ 535,244	$ 494,598	$ (6,243)	$ (30,349)	$ 994,242

See accompanying notes.

	YEARS ENDED DECEMBER 31,		
	2003	2002	2001
		(in thousands)	
Cash flows from operating activities:			
Net income	$ 67,243	$ 79,807	$ 82,968
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	67,199	59,246	67,900
Non-cash write-offs	11,169	–	1,986
Provision for losses on accounts receivable	3,369	2,894	6,326
Provision for losses on inventory	7,405	7,702	9,507
Provision (benefit) for deferred taxes	8,980	7,219	(8,146)
Other non-cash charges	(955)	(607)	408
Changes in current assets and liabilities, net of effects from acquisitions:			
Accounts receivable	(10,845)	35,358	(51,872)
Inventory	(64,180)	(54,032)	(60,914)
Prepaid expenses and other assets	236	3,150	(9,520)
Accounts payable, accrued liabilities and other	12,608	(22,984)	19,954
Income taxes payable	(1,466)	(15,970)	25,398
Net cash provided by operating activities	100,763	101,783	83,995
Cash flows used for investing activities:			
Capital expenditures	(67,092)	(49,377)	(65,834)
Business acquisitions, net of cash acquired	(38,951)	(152,363)	(145,953)
Other	(548)	(593)	661
Net cash used for investing activities	(106,591)	(202,333)	(211,126)
Cash flows provided by (used for) financing activities:			
Borrowings under financing agreements, net	2,302	239,388	302,600
Principal payments under financing agreements	(10,818)	(100,168)	(137,832)
Debt issue costs	–	(1,732)	(1,782)
Proceeds from interest rate contract	–	1,346	–
Proceeds from sale of common stock, net	8,379	9,543	10,132
Purchase of treasury stock	(15,019)	–	–
Net cash provided by (used for) financing activities	(15,156)	148,377	173,118
Effect of exchange rate changes on cash	735	671	(664)
Net increase (decrease) in cash and cash equivalents	(20,249)	48,498	45,323
Cash and cash equivalents:			
Beginning of period	105,997	57,499	12,176
End of period	$ 85,748	$ 105,997	$ 57,499
Supplemental disclosure of cash information:			
Cash paid during the year for:			
Interest	$ 31,632	$ 24,826	$ 19,350
Taxes	$ 32,811	$ 52,753	$ 31,740

See accompanying notes.

1. BASIS OF PRESENTATION

CONSOLIDATION—The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated.

NATURE OF BUSINESS AND RISK FACTORS—The Company provides highly engineered drilling and well-servicing equipment, products and services to the world's oil and gas industry. The Company operates in four principal business segments: Drilling Equipment Group, Tubular Services, Drilling Services and Coiled Tubing and Wireline Products. A more detailed description of products and services is provided in Note 12 *Business Segments and Foreign Operations.*

The Company's overall results depend largely on the level of worldwide oil drilling and production activity, the prices of oil and gas, the level of capital investments by other oilfield service firms, and worldwide oil and gas inventory levels. Demand for the Company's Drilling Equipment Group is largely dependent on the level of drilling activity and on capital investment by drilling contractors. Demand for the Company's Tubular Services is based on the relatively low cost of its services compared to the costs to a customer of a failure or interruption in service. Demand for the Company's Drilling Services is due to the reduction of drilling costs in land and offshore drilling operations, and its ability to help minimize the environmental impact of drilling operations. Demand for the Company's Coiled Tubing & Wireline equipment is due to the economic benefits Coiled Tubing equipment provides in oil and gas workover operations versus conventional techniques, including reduced service time, and the continuous production of the well.

The Company operates in over 40 countries around the world. Its revenues are geographically located in North America (57%), Latin America (10%), Europe, Africa, and the Middle East (24%), and the Far East (9%). As a result of its international presence, the Company's operations are subject to the risks normally associated with conducting businesses in foreign countries, including foreign exchange fluctuations and uncertain political and economic environments, which may limit or disrupt markets, restrict the movement of funds or result in the deprivation of contract rights or the taking of property without compensation. In addition, the Company has significant customer concentrations in the Middle East, Latin America, and the Far East whose spending can be volatile based on oil price changes, the political environment, and delays in the government budget. Adverse changes in individual circumstances can have a significant negative impact on the financial performance of the Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

REVENUE RECOGNITION—The Company's products and services are sold based upon purchase orders or contracts with the customer that include fixed or determinable prices and that do not include right of return or other similar provisions or other significant post delivery obligations. The Company records revenue at the time its manufacturing process is complete, the customer has been provided with all proper inspection and other required documentation, title and risk of loss has passed to the customer, collectibility is reasonably assured and the product has been delivered. Customer advances or deposits are deferred and recognized as revenue when the Company has completed all of its performance obligations related to the sale. The Company also recognizes revenue as services are performed. The amounts billed for shipping and handling cost are included in revenue and related costs are included in costs of sales.

In addition, the Company enters into transactions that include multiple-element arrangements, which may include any combination of equipment products, services, hardware, and software. When some elements are delivered prior to others in an arrangement and all of the following criteria are met, revenue for the delivered element is recognized upon delivery of such item. Otherwise, revenue is deferred until the delivery of the last element.

- Vendor-specific objective evidence ("VSOE") of fair value of the undelivered elements.
- The functionality of the delivered elements is not dependent on the undelivered elements.
- Delivery of the delivered element represents the culmination of the earnings process.

VSOE is the price charged by the Company to an external customer for the same element when such element is sold separately.

Revenue from rig fabrication turnkey contracts is recognized on the completed contract method. Provisions for future losses on turnkey contracts are recognized when it becomes apparent that expenses to be incurred on a specific contract will exceed the revenue from that contract.

CASH AND CASH EQUIVALENTS—The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

FINANCIAL INSTRUMENTS AND CONCENTRATIONS OF CREDIT RISK—The carrying amounts of financial instruments including cash and cash equivalents, short-term investments, accounts receivable and accounts payable approximated fair value because of the relatively short maturity of these instruments. The carrying value of debt approximated fair values as of December 31, 2003 and 2002 except for the Company's $100,000,000 7.5% Senior Notes due 2008, $200,000,000 7.25% Senior Notes due 2011, and $150,000,000 5.5% Senior Notes due 2012. Based on information provided by a national brokerage company, the $100 million Senior Notes were valued at $107,447,000 and $111,146,000 at December 31, 2003 and 2002. The $200 million Senior Notes were valued at $227,730,000 and $211,601,000 at December 31, 2003 and 2002. The fair value of the $150,000,000 5.5% Senior Notes due 2012 were valued at $152,512,500 at December 31, 2003 and were undeterminable at December 31, 2002. The fair value of other financial instruments approximate their carrying value at December 31, 2003 and 2002.

Substantially all of the Company's accounts receivable are due from customers in the oil and gas industry, both in the United States and internationally. The Company performs periodic credit evaluations of its customers and does not require collateral. In certain circumstances, the Company requires letters of credit to further insure credit worthiness.

Reserve for bad debts are determined on a specific identification basis when we believe that the required payment of specific amounts owed to us is not probable. Accounts receivable are net of allowances for doubtful accounts of approximately $11,172,000 and $11,558,000 at December 31, 2003 and 2002, respectively.

INVENTORY—Inventories are stated at the lower of cost or market. The Company determines the cost of inventories using the last-in, first-out ("LIFO") method for certain of its Drilling Equipment Group inventory (representing 11% of total inventory). Reserves for inventory obsolescence are determined based on our historical usage of inventory on-hand as well as our future expectations related to our substantial installed base and the development of new products. Inventory is net of our reserve of excess and obsolete inventory of approximately $31,531,000 and $28,993,000 at December 31, 2003 and 2002, respectively.

PROPERTY AND EQUIPMENT—Property and equipment is stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives for financial reporting purposes and generally by the accelerated or modified accelerated costs recovery systems for income tax reporting purposes. Estimated useful lives are 30 years for buildings and 5-12 years for machinery and equipment. The cost of repairs and maintenance is charged to income as incurred. Major repairs and improvements are capitalized and depreciated over the remaining useful life of the asset. The depreciation of fixed assets recorded under capital lease agreements is included in depreciation expense. Property and equipment depreciation expense was $62,469,000, 54,889,000, and $53,781,000 for the years ended December 31, 2003, 2002, and 2001, respectively.

GOODWILL AND IDENTIFIED INTANGIBLES—All business combinations initiated after June 30, 2001 are accounted for under the purchase method of accounting. Intangible assets deemed to have indefinite lives (including goodwill) are not amortized but are subject to annual impairment tests. Accordingly, the Company did not amortize any goodwill purchased after June 30, 2001. Other intangible assets are amortized over their useful lives.

Identified intangibles with determinable lives are being amortized on a straight-line basis, over estimated useful lives between 5 and 40 years, and are presented net of accumulated amortization of approximately $34,136,000 and $30,202,000 at December 31, 2003 and 2002, respectively. Identified intangibles consist primarily of technology, patents, trademarks, license agreements, existing service contracts and covenants not to compete. Amortization expense of identified intangibles for the next five years is estimated to be $10,500,000.

Goodwill represents the excess of the purchase price over the fair market value of the net assets acquired. Prior to June 30, 2001, such excess costs were being amortized on a straight-line basis over lives ranging from 10-40 years depending on the estimated economic life. Accumulated amortization at December 31, 2003 and 2002 was approximately $55,361,000.

The effects of not amortizing goodwill and other intangible assets for the year ended December 31, 2001 follows (in thousands except per share data):

Net income as reported	$ 82,968
Add: Amortization of goodwill	10,457
Net income as adjusted	$ 93,425
Basic earnings per common share as reported	$ 0.87
Add: Amortization of goodwill	.11
Basic earnings per common share as adjusted	$ 0.98
Diluted earnings per common share as reported	$ 0.86
Add: Amortization of goodwill	.11
Diluted earnings per common share as adjusted	$ 0.97

On at least an annual basis, the Company assesses whether goodwill is impaired. The annual impairment tests are performed at the beginning of the fourth quarter of each year. If it is determined that goodwill is impaired, that impairment is measured based on the amount by which the book value of goodwill exceeds its implied fair value. The implied fair value of goodwill is determined by deducting the fair value of a reporting unit's identifiable assets and liabilities from the fair value of that reporting unit as a whole. Additional impairment assessments may be performed on an interim basis if the Company encounters events or changes in circumstances that would indicate that, more likely than not, the carrying amount of goodwill has been impaired. Fair value of the reporting units is determined based on internal management estimates.

During the fourth quarter of 2003, the Company recognized a charge of $11,200,000 related to goodwill impairment ($10,100,000) and write off of fixed assets as a result of its decision to exit the rig fabrication business.

IMPAIRMENT OF LONG-LIVED ASSETS—Impairment losses are recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. The net carrying value of assets not recoverable is reduced to fair value if lower than carrying value. In determining the fair market value of the assets, the Company considers market trends and recent transactions involving sales of similar assets, or when not available, discounted cash flow analysis. Long- lived assets expected to be disposed of, including excess equipment and production facilities held for sale, are stated at their estimated fair value less costs to sell.

WARRANTY ACCRUALS—Accruals for warranty claims are provided based on historical experience at the time of sale. Product warranties generally cover periods from one to three years. Our accruals for warranty claims are affected by the size of our installed base of products currently under warranty, as well as new products delivered to the market.

ENVIRONMENTAL LIABILITIES—When environmental assessments or remediations are probable and the costs can be reasonably estimated, remediation liabilities are recorded on an undiscounted basis and are adjusted as further information develops or circumstances change.

INCOME TAXES—The liability method is used to account for income taxes. Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to amounts which are more likely than not to be realized. The provision for income taxes is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

DERIVATIVE FINANCIAL INSTRUMENTS—The Company records all derivative financial instruments at their fair value in our consolidated balance sheet. The Company holds derivative instruments which are designated as cash flow or fair value hedges and are highly effective in offsetting movements in the underlying risks. The effective portion of the cash flow hedge is deferred in other comprehensive income and reclassified to earnings over the life of the debt as the fixed rate interest obligation affect earnings. Because the derivative financial instrument is so closely related to the underlying transaction, hedge ineffectiveness is insignificant. The fair value hedges are considered perfectly effective against changes in the fair value of debt due to changes in the benchmark interest rate over its term.

FOREIGN EXCHANGE RATES—Revenue and expenses for foreign operations have been translated into U.S. dollars using average exchange rates and reflect currency exchange gains and losses resulting from transactions conducted in other than functional currencies.

The assets and liabilities of certain foreign subsidiaries are translated at current exchange rates and the related translation adjustments are recorded directly in stockholders' equity. For subsidiaries where the U.S. dollar is the functional currency, certain assets are translated at historical exchange rates and all translation adjustments are reflected in the statements of income.

STOCK BASED COMPENSATION—The Company accounts for stock option grants to employees in accordance with the intrinsic value method.

EARNINGS PER COMMON SHARE—Basic earnings per common share is computed by dividing net income by the weighted-average number of common shares outstanding for the period. The Company's diluted earnings per common share is calculated by adjusting net income for after-tax interest expense on convertible debt and dividing that number by the weighted average number of common shares outstanding plus shares which would be assumed outstanding after conversion of convertible debt, vested stock options and outstanding stock warrants under the treasury stock method. The weighted average number of outstanding stock options, which were excluded from the calculation of diluted earnings per share because their impact would have been antidilutive, aggregated 197,513, 331,904, and 342,150 in 2003, 2002, and 2001, respectively.

The following table sets forth the computation of basic and dilutive earnings per share (net income in thousands):

	YEARS ENDED DECEMBER 31,		
	2003	2002	2001
NUMERATOR:			
Net income	$ 67,243	$ 79,807	$ 82,968
DENOMINATOR:			
Basic – weighted average common shares outstanding	97,299	96,629	95,733
Dilutive effect of:			
Employee stock options	866	802	898
Convertible Note	–	–	44
Dilutive outstanding shares	98,165	97,431	96,675
BASIC EARNINGS PER SHARE	$ 0.69	$ 0.83	$ 0.87
DILUTIVE EARNINGS PER SHARE	$ 0.68	$ 0.82	$ 0.86

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS—The consolidated financial statements and related notes, which have been prepared in conformity with generally accepted accounting principles, require the use of management estimates. Actual results could differ from these estimates.

RECLASSIFICATION—Certain amounts in the 2001 financial statements have been reclassified to conform with current year classifications.

NEW ACCOUNTING STANDARDS—In July 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" (SFAS 146) which addresses financial accounting and reporting costs associated with exit or disposal activities. SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Previously, a liability for an exit cost was recognized at the date of an entity's commitment to an exit plan. The provisions of this Statement were effective for exit or disposal activities that were initiated after December 31, 2002.

In January 2003, FASB Interpretation No. 46, Consolidation of Variable Interest Entities ("FIN 46") was issued. FIN 46 requires the consolidation of each variable interest entity ("VIE") in which an enterprise absorbs a majority of the entity's expected losses or receives a majority of the entity's expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity. The FASB has delayed the implementation date of FIN 46 to the first interim period ending after March 15, 2004. The Company does not believe the adoption of FIN 46 will have a material effect on the Company's financial statements.

3. ACQUISITIONS

FISCAL 2003—The Company completed thirteen acquisitions and outside investments for an aggregate purchase price of $36,601,000 consisting of cash of $35,654,000 and notes and accrued payables of $947,000. The most significant acquisitions include:

- Mud Rentals Ltd., a UK based provider of horizontal dryers.
- Maersk Contractors Environmental Division, a UK based provider of thermal desorption units.
- Church Oil Tools, a Texas based provider of blowout preventers, gate valves, drilling and standpipe manifolds and related accessories.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition of the 2003 acquisitions (in thousands):

Current assets	$ 6,654
Property, plant and equipment	13,539
Intangible assets	1,425
Goodwill	14,384
Other assets	2,326
Total assets acquired	38,328
Current liabilities	1,136
Long term debt	638
Total liabilities	1,774
Net assets acquired	$ 36,554

The following table summarizes goodwill additions for 2003 acquisitions by business segment (in thousands):

	2003
Drilling Equipment Group	$ 2,401
Tubular Services	3,670
Drilling Services	7,850
Coiled Tubing & Wireline Products	463
Total goodwill	$ 14,384

FISCAL 2002—On September 6, 2002, the Company acquired substantially all of ICO Inc.'s oilfield services business for approximately $138,630,000 including cash of $136,240,000 and accrued payables of $2,390,000. The acquisition of ICO's oilfield services business further solidified the Company's worldwide leadership position in the oilfield inspection and coating markets. The combination of the Company's and ICO's business has created operating efficiencies and reduced costs through operational integration. ICO's oilfield services business provides inspection, coating and reconditioning of drill pipe, tubing, casing, and sucker rods used in oil and gas operations. Additionally, it sells and rents equipment and supplies used in the inspection of tubular goods and sucker rods. Under the purchase agreement, the Company acquired the assets of ICO's oilfield services business in the U.S., Mexico, Southeast Asia, and Europe and the stock of ICO's Canadian operating subsidiary. The Company incurred transaction costs of approximately $3,658,000 related primarily to the write off of duplicate facilities as a result of the ICO acquisition.

The Company also completed six other acquisitions in 2002 for an aggregate purchase price of $15,036,000 including cash of $13,736,000 and notes payable of $1,300,000. These acquisitions included:

- A & A Tubular Inspection Inc., a California provider of inspection and reclamation of oilfield tubular goods and sucker rods.
- Environmental Rig Solutions, a Texas based provider of equipment to enhance waste management on customer well sites.
- Marr Associates Pipeline Integrity, Ltd, a Canadian based provider of integrity and data management, direct assessment, corrosion control and stress corrosion cracking services to the Pipeline industry.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition of the 2002 acquisitions (in thousands):

	ICO	ALL OTHER ACQUISITIONS	TOTAL
Current assets	$ 23,201	$ 2,165	$ 25,366
Property, plant and equipment	46,910	3,756	50,666
Intangible assets	–	4,406	4,406
Goodwill	86,425	5,920	92,345
Other assets	702	2,038	2,740
Total assets acquired	157,238	18,285	175,523
Current liabilities	17,444	2,393	19,837
Long term debt	2,926	750	3,676
Other liabilities	628	20	648
Total liabilities	20,998	3,163	24,161
Net assets acquired	$ 136,240	$ 15,122	$ 151,362

Goodwill allocated to business segments in 2002 was $90,296,000 for Tubular Services and $2,049,000 for Drilling Services.

FISCAL 2001—In January, 2001, the Company acquired Quality Tubing Inc., a manufacturer of coiled tubing which is used in conjunction with specialized equipment manufactured by the Company to remediate and drill oil and gas wells, for an aggregate cash purchase price of approximately $55,020,000. This acquisition complements Varco's comprehensive offering of coiled tubing technology, combining coiled tubing with the equipment required to run it.

The Company also completed fourteen additional acquisitions for an aggregate purchase price of $99,044,000 consisting of cash of $90,397,000 and notes and accrued payables of $8,647,000. These acquisitions included:

- Chimo Equipment Ltd., a Canadian provider of rig instrumentation equipment and services.
- Albin's Enterprises Inc., an Oklahoma based designer, manufacturer, rebuilder, and refurbisher of high-pressure nitrogen pumping units and related equipment.
- Fibercast, an Oklahoma based fiberglass tubing manufacturer.
- Elmar Services Limited, an Aberdeen based designer and manufacturer of wireline pressure control equipment for servicing oil and gas wells.
- Morinoak International Limited, a supplier of derricks, substructures, and structural drilling rig components based in England.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition of the 2001 acquisitions (in thousands):

	QUALITY TUBING	ALL OTHER ACQUISITIONS	TOTAL
Current assets	$ 15,377	$ 41,200	$ 56,577
Property, plant and equipment	8,049	33,494	41,543
Intangible assets	146	7,398	7,544
Goodwill	40,639	57,228	97,867
Total assets acquired	64,211	139,320	203,531
Current liabilities	7,291	32,948	40,239
Long term debt	1,107	10,711	11,818
Other liabilities	793	2,680	3,473
Total liabilities	9,191	46,339	55,530
Net assets acquired	$ 55,020	$ 92,981	$ 148,001

The following table summarizes goodwill additions for 2001 acquisitions by business segment (in thousands):

	2001
Drilling Equipment Group	$ 10,118
Tubular Services	651
Drilling Services	11,923
Coiled Tubing & Wireline Products	75,175
Total goodwill	$ 97,867

Each of the acquisitions were accounted for using the purchase method of accounting and, accordingly, the results of operations of each business is included in the consolidated results of operations from the date of acquisition. A summary of the acquisitions follows (in thousands):

	2003	2002	2001
Fair value of assets acquired	$ 40,725	$ 176,343	$ 201,483
Cash paid	(38,951)	(152,363)	(145,953)
Liabilities assumed and debt issued	$ 1,774	$ 23,980	$ 55,530
Excess purchase price over fair value of assets acquired	$ 14,384	$ 92,345	$ 97,867

OTHER–Cash paid in 2003, 2002, and 2001 includes $3,297,000, $2,388,000 and $536,000 for 2002, 2001, and 2000 acquisitions, respectively. In addition, there were $8,411,000 of accruals added to goodwill in 2003 related to the 2002 ICO acquisition.

The following unaudited pro forma information presents a summary of the consolidated results of operations of the Company as if these acquisitions had occurred at the beginning of 2002. The pro forma information includes certain adjustments which give effect to interest expense on acquisition debt and other adjustments, together with related income tax effects. The pro forma financial information is not necessarily indicative of the results of operations as they would have been had the transactions been effected at the beginning of 2002.

	2003	2002
Revenue	$ 1,465,481	$ 1,441,647
Net income	$ 70,124	$ 84,736
Dilutive earnings per common share	$ 0.71	$ 0.87

4. INVENTORY

At December 31, inventories consist of the following (in thousands):

	2003	2002
Raw materials	$ 84,206	$ 83,660
Work in progress	104,357	65,192
Finished goods	191,717	170,640
Inventory reserves including LIFO reserves	(40,963)	(39,534)
	$ 339,317	$ 279,958

5. PROPERTY, PLANT AND EQUIPMENT

At December 31, property, plant, and equipment consist of the following (in thousands):

	2003	2002
Land and buildings	$ 197,416	$ 172,196
Operating equipment	424,021	379,295
Rental equipment	263,626	230,890
	885,063	782,381
Less accumulated depreciation	(396,032)	(332,250)
	$ 489,031	$ 450,131

6. ACCRUED LIABILITIES

At December 31, accrued liabilities consist of the following (in thousands):

	2003	2002
Compensation	$ 40,402	$ 38,249
Warranty	9,045	9,368
Interest	5,932	6,439
Taxes (non income)	7,159	7,387
Insurance	15,248	11,989
Other	47,915	37,998
	$ 125,701	$ 111,430

7. INCOME TAXES

The components of income before income taxes consist of the following (in thousands):

	2003	2002	2001
U.S.	$ 86,036	$ 62,373	$ 59,866
Foreign	21,534	60,406	72,229
	$ 107,570	$ 122,779	$ 132,095

Such income is inclusive of various intercorporate eliminations of income or expense items, such as royalties, interest, and similar items that are taxable or deductible in the respective locations. Such income is also inclusive of export sales by U.S. locations. Therefore, the relationship of domestic and foreign taxes to reported U.S. and foreign income is not representative of actual effective tax rates.

The provision (benefit) for income taxes consists of the following at December 31 (in thousands):

	2003	2002	2001
Current provision:			
U.S.	$ 14,782	$ 17,609	$ 27,809
Foreign	16,565	18,144	29,464
Total current provision	31,347	35,753	57,273
Deferred provision (benefit):			
U.S.	11,009	3,012	(3,162)
Foreign	(2,029)	4,207	(4,984)
Total deferred provision (benefit)	8,980	7,219	(8,146)
Total provision	$ 40,327	$ 42,972	$ 49,127

The reconciliation of the expected to the computed tax provision (benefit) is as follows at December 31 (in thousands):

	2003	2002	2001
Tax expense at federal statutory rate	$ 37,650	$ 42,972	$ 46,232
Incremental effect of foreign operations	4,989	2,991	4,446
Nondeductible goodwill amortization and merger related costs	–	–	1,621
FSC/ETI benefit	(2,749)	(3,705)	(3,490)
Other, net	437	714	318
	$ 40,327	$ 42,972	$ 49,127

Significant components of the Company's deferred tax liabilities and assets as of December 31, are as follows (in thousands):

	2003	2002
Gross deferred tax assets:		
Receivables	$ 2,221	$ 2,547
Foreign net operating losses	2,139	2,228
Accrued liabilities and other reserves	1,439	3,613
Inventory reserves and intercompany profit elimination	13,079	14,524
Post retirement benefit obligation	2,698	2,428
Subtotal gross deferred tax assets	21,576	25,340
Valuation allowance	(2,477)	(1,975)
Net deferred tax assets	19,099	23,365
Gross deferred tax liabilities:		
Property and equipment	38,078	35,339
Intangible assets	3,845	1,051
Reserve for unremitted foreign earnings	6,500	6,500
Gross deferred tax liabilities	48,423	42,890
Total net deferred tax liability	$ 29,324	$ 19,525

The total net deferred tax liability at December 31, 2003 is comprised of $16,897,000 of net current tax assets and $46,221,000 net noncurrent deferred tax liabilities.

The Company has undistributed earnings of foreign subsidiaries, as calculated under the laws of the jurisdiction in which the foreign subsidiary is located, of approximately $86,705,000 at December 31, 2003. If such earnings were repatriated, foreign withholding taxes of approximately $2,827,000 would result. The Company has made provision for additional taxes on the anticipated repatriation of certain earnings from its foreign subsidiaries. Undistributed earnings of its foreign subsidiaries in excess of the amount already provided are considered permanently reinvested. It is not practical to determine the amount of federal income taxes, if any, that might become due in the event that the balance of such earnings were to be distributed.

At December 31, 2003 the Company has approximately $7,694,000 of foreign net operating loss carryforwards, the majority of which have a three year life. The Company has a valuation allowance of $2,749,000 against these net operating losses as the Company believes that the corresponding deferred tax asset may not be fully realizable.

The Company is currently engaged in tax audits and appeals in various tax jurisdictions. The years covered by each audit or appeal vary considerably among legal entities. Assessments, if any, are not expected to have a material adverse effect on the financial statements.

8. LONG-TERM DEBT

At December 31, long-term debt consists of the following (in thousands):

	2003	2002
$200,000 Senior Notes, interest at 7.25% payable semiannually, principal due on May 1, 2011	$ 201,198	$ 201,361
$100,000 Senior Notes, interest at 7.5% payable semiannually, principal due on February 15, 2008	95,299	99,263
$150,000 Senior Notes, interest at 5.5% payable semiannually, principal due on November 19, 2012	149,294	149,215
Other	11,127	18,089
Total debt	456,918	467,928
Less: Current maturities	6,447	7,045
Long-term debt	$ 450,471	$ 460,883

Principal payments of long-term debt for years subsequent to 2004 are as follows (in thousands):

2005	$ 2,493
2006	2,187
2007	–
2008	95,299
Thereafter	350,492
	$ 450,471

SENIOR NOTES—Each of the Senior Notes are fully and unconditionally guaranteed, on a joint and several basis, by certain wholly-owned subsidiaries of the Company (collectively "Guarantor Subsidiaries" and individually "Guarantor"). Each of the guarantees is an unsecured obligation of the Guarantor and ranks *pari passu* with the guarantees provided by and the obligations of such Guarantor Subsidiaries under the credit agreement and with all existing and future unsecured indebtedness of such Guarantor for borrowed money that is not, by its terms, expressly subordinated in right of payment to such guarantee.

REVOLVER FACILITY—On January 30, 2002, the Company entered into a credit agreement with a syndicate of banks that provided up to $125.0 million of funds under a revolving credit facility. The credit facility was later expanded to $150.0 million. The facility expires on January 30, 2005. The facility is secured by guarantees of the Company's material U.S. subsidiaries. The interest rate on the borrowed portion of the revolver is based on the Company's rating by S&P and Moody's which at the time of the agreement resulted in an interest rate of LIBOR + 0.625% or the prime rate. Commitment fees range from 0.1% to 0.25% depending on the Company rating.

OTHER—Other debt includes $6,567,276 in promissory notes due to former owners of businesses acquired who remain employed by the Company.

At December 31, 2003, the Company had outstanding letters of credit of $30,363,715.

9. RETIREMENT AND OTHER BENEFIT PLANS

During the periods reported, substantially all the Company's U.S. employees were covered by defined contribution retirement plans. The Company also has a deferred compensation plan for its highly compensated employees to permit retirement contributions in excess of the statutory limits. Employees may voluntarily contribute up to 25% of compensation, as defined, to these plans. The participants' contributions were matched by the Company up to a maximum of 4% of compensation. Under these plans, Company cash contributions were approximately $6,010,390, $5,094,086, and $5,014,378, in 2003, 2002, and 2001, respectively.

The Company has three major unfunded post-retirement benefit plans. These plans include the Supplemental Executive Retirement Plan ("SERP"), the Retiree Medical Plan, and the German Pension Plans. The following is information regarding each plan:

SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN—For certain executives, the Company has a supplemental defined benefits plan providing retirement and death benefits. All participants become fully vested with full service credit upon a change in control or become fully vested with 10 years of service. In 2001, the plan was amended to include current executive officers of the Company. The discount rate for this plan was 6.5% at December 31, 2003 and 2002.

Net periodic post-retirement benefit costs related to the SERP includes the following components (in thousands):

	2003	2002	2001
Service costs	$ 337	$ 192	$ –
Interest costs	500	574	430
Amortization of prior service costs	183	183	–
	$ 1,020	$ 949	$ 430

The following table sets forth the change in benefit obligation of the Company's SERP (in thousands):

	2003	2002
Benefit obligation at beginning of year	$ 9,803	$ 8,598
Service costs	337	192
Interest costs	500	574
Actuarial loss (gains)	(1,006)	636
Benefit paid	(274)	(197)
Benefits obligation at end of year	$ 9,360	$ 9,803
Funded status	$ 9,360	$ 9,803
Unrecognized actuarial loss	307	(699)
Unrecognized prior service cost	(1,957)	(2,140)
Accrued post-retirement benefit obligation	$ 7,710	$ 6,964

RETIREE MEDICAL PLAN—For certain former employees who retired prior to December 31, 1993, healthcare and life insurance benefits are provided through insurance companies. In 2001, the plan was amended to cover current executive officers of the Company upon their retirement. The assumed weighted-average annual rate of increase in the per capita cost of covered benefits is 10.0% for 2003 and is assumed to decrease gradually to 5.0% for 2008 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 2003, by $670,721 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for 2003 by $45,000. The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 6.75% at December 31, 2003 and 2002.

Net periodic postretirement benefit cost related to the retiree medical plan includes the following components (in thousands):

	2003	2002	2001
Interest cost	$ 801	$ 763	$ 701
Amortization of transition obligation	763	763	763
Amortization of gain	(261)	(363)	(485)
	$ 1,303	$ 1,163	$ 979

The following table sets forth the change in benefit obligation of the Company's unfunded postretirement benefit plan (in thousands):

	2003	2002
Benefit obligation at beginning of year	$ 11,877	$ 11,011
Interest cost	801	763
Benefits paid	(1,024)	(429)
Actuarial loss (gain)	(3,098)	532
Benefit obligation at end of year	$ 8,556	$ 11,877
Funded status	$ 8,556	$ 11,877
Unrecognized actuarial loss	6,505	3,668
Unrecognized transition obligation	(6,854)	(7,617)
Accrued postretirement benefit obligation	$ 8,207	$ 7,928

In December 2003, President Bush signed into law the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Act"). The Act expanded Medicare to include, for the first time, coverage for prescription drugs. The Company expects that this legislation will eventually reduce some of the costs for the Company's Retiree Medical Plan. The Company is awaiting guidance from various governmental and regulatory agencies concerning the requirements that must be met to obtain these cost reductions, as well as the manner in which such savings should be measured. Because of various uncertainties related to the Company's response to this legislation and the appropriate accounting methodology for this event, the Company has elected to defer financial recognition of this legislation until the FASB issues final accounting guidance. When issued, that final guidance could require the Company to change previously reported information. This deferral is permitted under FASB Staff Position No. FAS 106-1, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003."

GERMAN PENSION PLANS—The Company has two defined benefit pension plans covering substantially all full-time employees in Germany. Plan benefits are based on years of service and employee compensation for the last three years of service. The plans are unfunded and benefit payments are made directly by the Company. Pension expense includes the following components for the fiscal years ending December 31 (in thousands):

	2003	2002	2001
Service cost	$ 343	$ 263	$ 204
Interest cost	912	689	567
Net amortization	41	(162)	(350)
Pension expense	$ 1,296	$ 790	$ 421

The following table sets forth the amounts recognized in the Company's consolidated balance sheets and reconciles the projected benefit obligation from the beginning of the year to the end of the year (in thousands):

	2003	2002
Projected benefit obligation at beginning of year	$ 10,199	$ 8,105
Service cost	343	263
Interest cost	912	689
Benefits paid	(362)	(257)
Change in discount rates	–	411
Exchange rate change	2,423	988
Projected benefit obligation at the end of the year	13,515	10,199
Unrecognized net loss	(329)	(370)
Accrued post-retirement benefit obligation	$ 13,186	$ 9,829

The rate of increase in future compensation levels used in determining the projected benefit obligations was 2% for December 31, 2003 and 2002. The discount rate was 6.75% at December 31, 2003 and 2002.

FUTURE CASH PAYMENTS—Future cash payments related to the plans disclosed above are expected to be as follows (in thousands):

	SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN	RETIREE MEDICAL PLAN	GERMAN PENSION PLANS
2004	$ 280	$ 688	$ 304
2005	576	693	331
2006	604	690	344
2007	626	679	374
2008	886	672	409
2009 through 2013	$ 5,788	$ 2,277	$ 2,960

Contributions to these plans in 2004 are expected to equal the expected cash payments.

10. COMMON STOCKHOLDERS' EQUITY

In 2003, the Company's Board of Directors and stockholders approved amendments to the Amended and Restated 1996 Equity Participation Plan, now known as the 2003 Equity Participation Plan. The amendments included an increase in the number of authorized shares of common stock to be granted to officers, key employees of the Company, and non-employee members of the Board of Directors from 7,650,000 to 12,150,000 shares. Options granted under the plan to key employees are generally exercisable in installments over three years starting one year from the date of grant and expire ten years from the date of grant. Options granted under the plan to non-employee members of the Board of Directors are exercisable in installments over four year periods starting one year from the date of grant and expire ten years from the date of grant.

Options outstanding under plans the Company assumed in connection with acquisitions will maintain the terms under which the options were granted. These terms allow options granted to key employees and non-employee directors to be vested in installments from one to five years starting one year from the date of grant and expire ten years from the date of grant.

The following summarizes options activity:

	YEARS ENDED DECEMBER 31,		
	2003	2002	2001
Shares under option at beginning of year	5,508,002	4,733,869	4,520,618
Granted	1,649,650	1,722,355	1,176,241
Cancelled	(112,093)	(268,072)	(125,958)
Exercised	(445,487)	(680,150)	(837,032)
Shares under option at end of year	6,600,072	5,508,002	4,733,869
Average price of outstanding options	$ 15.69	$ 14.86	$ 14.47
Exercisable at end of year	3,451,177	2,844,726	2,766,843

The following summarizes information about stock options outstanding as of December 31, 2003:

		OPTIONS OUTSTANDING		OPTIONS EXERCISABLE	
RANGE OF EXERCISE PRICE	WEIGHTED-AVG. REMAINING CONTRACTUAL LIFE	SHARES	WEIGHTED-AVG. EXERCISE PRICE	SHARES	WEIGHTED-AVG. EXERCISE PRICE
$4.48 to $16.78	6.13	3,305,079	$ 12.24	2,140,576	$ 11.27
$17.50 to $32.55	7.47	3,294,993	19.15	1,310,601	21.47
Totals	6.80	6,600,072	$ 15.69	3,451,177	$ 15.15

The Company accounts for its stock-based employee compensation plans using the intrinsic value method. If the Company had accounted for its stock-based employee compensation plans using the alternative fair value method, the Company's pro forma net income and earnings per common share would have been as follows (in thousands, except per share data):

	YEARS ENDED DECEMBER 31,		
	2003	2002	2001
PROFORMA NET INCOME AND EARNINGS PER COMMON SHARE			
Net income, as reported	$ 67,243	$ 79,807	$ 82,968
Stock-based employee compensation cost, net of related tax effects	9,751	7,656	6,265
Proforma net income	$ 57,492	$ 72,151	$ 76,703
EARNINGS PER COMMON SHARE:			
Basic earnings per common share, as reported	$ 0.69	$ 0.83	$ 0.87
Basic earnings per common share, pro forma	$ 0.59	$ 0.75	$ 0.80
Dilutive earnings per common share, as reported	$ 0.68	$ 0.82	$ 0.86
Dilutive earnings per common share, pro forma	$ 0.59	$ 0.74	$ 0.79
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING:			
Basic	97,299	96,629	95,733
Dilutive	98,165	97,431	96,675

For options granted during 2003, 2002, and 2001, the weighted-average fair value at date of grant was $10.66, $8.48, and $13.37 per option, respectively.

The fair value of each option grant was estimated on the date of grant using a Black Scholes option pricing model with the following assumptions for 2003, 2002, and 2001, respectively; risk free interest rates of 4.26%, 3.82%, and 5.5%; expected lives of contracts of 3 to 10 years; and volatility of 54.5%, 51.0%, and 52.6%.

The Employee Stock Purchase Plan permits eligible employees to purchase common stock at a price equal to 85% of its fair market value at the lesser of the beginning or end of a six-month plan period. During the fiscal year ended December 31, 2003, the Company sold 286,930 shares under this plan.

In September 2003, the Board of Directors authorized a Stock Repurchase program to purchase $150,000,000 of the Company's common stock, at management's discretion. Under this program, the Company repurchased 817,580 shares at a cost of $15,019,000 during 2003.

STOCKHOLDER RIGHTS PLAN—During 2000, the Company adopted a stockholder rights plan ("Rights Plan"). As part of the Rights Plan, the Company's Board of Directors declared a dividend distribution of one preferred stock purchase right ("Right") for each share of the Company's Common Stock outstanding on December 4, 2000 and each new share issued subsequently.

The rights will become exercisable, with certain exceptions, upon the earlier to occur of (i) ten days following the announcement that a person or group has acquired or obtained the right to acquire beneficial ownership of 15% or more of the Company's Common Stock, or (ii) ten days following the announcement or commencement of a tender offer which would result in a person or group beneficially owning 15% or more of the Company's Common Stock.

Once exercisable, each Right will entitle its holder to purchase from the Company one one-hundredth of a share of a new series of the Company's Preferred Stock at a price of $75.00. If a person or group (other than L.E. Simmons and his affiliates) acquires beneficial ownership of 15% or more of the Company's outstanding Common Stock, each Right, once exercisable and excluding any Rights held by the acquiring person or group, will entitle its holder to purchase shares of Common Stock of the Company having a market value of two times the then current exercise price of the Right. In addition, if at any time after such an acquisition, the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, each outstanding Right, once exercisable and excluding any Rights held by the acquiring person or group, will entitle its holder to purchase shares of Common Stock of the acquiring company having a market value of two times the then current exercise price of the Right.

Following the acquisition by a person or group of beneficial ownership of 15% or more of the Company's Common Stock and prior to an acquisition of the Company in a merger or other business combination transaction, a sale of 50% or more of the Company's consolidated assets or earning power or an acquisition of 50% or more of the Common Stock, the Board of Directors may exchange the Rights (other than rights held by the acquiring person or group), in whole or in part, at an exchange ratio of one share of Common Stock per Right.

Prior to the acquisition by a person or group of beneficial ownership of 15% or more of the Common Stock, the Rights are subject to redemption at the option of the Board of Directors at a price of $0.01 per Right. The Rights currently trade with the Company's Common Stock, have no voting or dividend rights and expire on December 4, 2010.

11. COMMITMENTS AND CONTINGENCIES

The Company is subject to legal proceedings for events which arise in the ordinary course of its business. In the opinion of management, the ultimate disposition of these matters will not have a material effect on the results of operations or financial position of the Company.

The Company leases certain facilities and equipment under operating leases that expire at various dates through 2082. These leases generally contain renewal options and require the lessee to pay maintenance, insurance, taxes and other operating expenses in addition to the minimum annual rentals. Rental expense related to operating leases approximated $36,817,000, $33,305,000, and $31,210,000 in 2003, 2002, and 2001, respectively.

Future minimum lease commitments under noncancellable operating leases with initial or remaining terms of one year or more at December 31, 2003 are payable as follows (in thousands):

2004	$ 23,504
2005	17,714
2006	12,132
2007	7,988
2008	6,066
Thereafter	23,756
Total future lease commitments	$ 91,160

The Company has outstanding non-cancelable purchase order commitments of approximately $6,300,000 related to special order raw materials due in 2004. Purchase order commitments subsequent to 2004 are less than $500,000 on an annual basis.

12. BUSINESS SEGMENTS AND FOREIGN OPERATIONS

The Company is organized based on the products and services it offers. The Company reorganized into four principal business segments: Drilling Equipment Group, Tubular Services, Drilling Services, and Coiled Tubing & Wireline Products.

DRILLING EQUIPMENT GROUP: This segment manufactures, sells, leases and repairs integrated systems and equipment for rotating and handling pipe on a drilling rig; including conventional drilling rig tools and equipment, including pipe handling tools, hoisting equipment and rotary equipment, pressure control and motion compensation equipment, and flow devices. This segment also sells after market spare parts and consumables for its drilling systems. Customers include oil and gas companies and drilling contractors.

TUBULAR SERVICES: This segment provides internal coating products and services, inspection and quality assurance services for tubular goods and sucker rods. Additionally, Tubular Services includes the sale of fiberglass and composite tubing, and the sale and rental of proprietary equipment used to inspect tubular products at steel mills. Tubular Services also provides technical inspection services and quality assurance services for in-service pipelines used to transport oil and gas. Customers include major and independent oil and gas companies, national oil companies, drilling and workover contractors, oilfield equipment and product distributors, industrial plant operations, pipeline operators, and steel mills.

DRILLING SERVICES: This segment consists of the sale and rental of technical equipment used in, and the provision of services related to, the separation of drill cuttings (solids) from fluids used in the oil and gas drilling processes, and the sale of computer based drilling information and control systems, as well as conventional drilling rig instrumentation. Customers include major and independent oil and gas companies, national oil companies, and drilling contractors.

COILED TUBING & WIRELINE PRODUCTS: This segment consists of the sale of highly-engineered coiled tubing equipment, pressure control equipment, coiled tubing pipe, pressure pumping, wireline and related tools to companies engaged in providing oil and gas well drilling, completion and remediation services. Customers include major oil and gas coiled tubing service companies, as well as major oil companies and large independents.

The accounting policies of the segments are the same as those described in Note 2 to the consolidated financial statements. The Company evaluates the performance of its operating segments at the operating profit level which consists of income before interest expense (income), other expense (income), nonrecurring items and income taxes. Intersegment sales and transfers are not significant.

Summarized information for the Company's reportable segments is contained in the following table. Other Unallocated includes corporate related expenses and certain goodwill and identified intangible amortization not allocated to product lines. Operating profit excludes impairment costs of $11,169,000 (2003) associated with the Company's rig fabrication business, transaction costs of $3,658,000 (2002) associated with the acquisition of substantially all of the oilfield services business of ICO, and $2,829,000 (2002) associated with the early termination of certain employment contracts in conjunction with the 2000 Merger, and litigation costs of $16,500,000 (2001).

	DRILLING EQUIPMENT	TUBULAR SERVICES	DRILLING SERVICES	COILED TUBING & WIRELINE PRODUCTS	OTHER UNALLOCATED	TOTAL
				(in thousands)		
2003						
Revenue	$ 474,173	$ 455,898	$ 292,663	$ 226,873	$ –	$ 1,449,607
Operating profit	37,792	69,335	54,483	43,269	(53,729)	151,150
Total assets	421,354	605,368	406,733	253,161	77,723	1,764,339
Goodwill	8,194	209,218	104,104	112,400	–	433,916
Capital expenditures	15,237	16,257	23,674	3,475	8,449	67,092
Depreciation and amortization	14,565	20,521	24,024	4,435	3,654	67,199
2002						
Revenue	$ 486,695	$ 355,966	$ 278,617	$ 213,786	$ –	$ 1,335,064
Operating profit	71,630	54,405	50,476	39,455	(53,414)	162,552
Total assets	388,414	559,284	380,141	245,411	87,810	1,661,060
Goodwill	15,911	194,011	96,800	111,937	–	418,659
Capital expenditures	15,313	11,717	17,987	2,265	2,095	49,377
Depreciation and amortization	13,539	16,807	21,028	4,277	3,595	59,246
2001						
Revenue	$ 395,550	$ 352,624	$ 314,272	$ 205,363	$ –	$ 1,267,809
Operating profit	39,162	67,740	70,502	44,902	(47,680)	174,626
Total assets	324,741	404,653	403,984	253,246	42,486	1,429,110
Goodwill	15,911	103,140	94,903	111,171	–	325,125
Capital expenditures	13,992	12,645	34,248	3,408	1,541	65,834
Depreciation and amortization	16,168	15,783	21,791	4,623	9,535	67,900

The following table represents revenues by country or geographic region based on the location of the use of the product or service:

	2003	2002	2001
		(in thousands)	
U.S.	$ 689,070	$ 579,400	$ 527,060
Canada	131,427	90,255	102,817
Latin America	141,033	135,173	167,253
United Kingdom	70,310	90,229	86,163
Other Europe	145,328	135,796	153,916
Far East	129,118	142,618	100,274
Other	143,321	161,593	130,326
Total	$ 1,449,607	$ 1,335,064	$ 1,267,809

The following table represents the net book value of property and equipment based on the location of the assets:

	2003	2002	2001
		(in thousands)	
U.S.	$ 276,566	$ 264,236	$ 224,118
Latin America	47,710	45,955	48,468
Canada	58,227	49,602	43,006
United Kingdom	59,776	47,290	48,226
Netherlands	7,925	8,535	9,278
Other Europe	14,146	12,964	12,491
Far East	18,441	16,827	13,213
Middle East	6,240	4,722	1,616
Total	$ 489,031	$ 450,131	$ 400,416

13. CONDENSED CONSOLIDATING FINANCIAL INFORMATION

On November 19, 2002, the Company issued $150 million of 5.5% Senior Notes due 2012 ("2012 Notes"). The 2012 Notes are fully and unconditionally guaranteed, on a joint and several basis, by certain direct wholly-owned subsidiaries of the Company. Each of the guarantees is an unsecured obligation of the guarantor and ranks *pari passu* with the guarantees provided by and the obligations of such guarantor subsidiaries under the credit agreement, 2011 Notes, 2008 Notes, and with all existing and future unsecured indebtedness of such guarantor for borrowed money that is not, by its terms, expressly subordinated in right of payment to such guarantee.

On May 1, 2001, the Company issued $200.0 million of 7.25% Senior Notes due 2011 ("2011 Notes"). The 2011 Notes are fully and unconditionally guaranteed, on a joint and several basis, by certain wholly-owned subsidiaries of the Company. Each of the guarantees is an unsecured obligation of the guarantor and ranks *pari passu* with the guarantees provided by and the obligations of such guarantor subsidiaries under the credit facility, the 2012 Notes, the 2008 Notes, and with all existing and future unsecured indebtedness of such guarantor for borrowed money that is not, by its terms, expressly subordinated in right of payment to such guarantee.

On February 25, 1998, the Company issued $100 million of 7.5% Senior Notes due 2008 ("2008 Notes"). The 2008 Notes are fully and unconditionally guaranteed, on a joint and several basis, by certain wholly-owned subsidiaries of the Company. Each of the guarantees is an unsecured obligation of the guarantor and ranks *pari passu* with the guarantees provided by and the obligations of such guarantor subsidiaries under the Senior credit agreement, 2012 Notes and the 2011 Notes, and with all existing and future unsecured indebtedness of such guarantor for borrowed money that is not, by its terms, expressly subordinated in right of payment to such guarantee.

The following condensed consolidating balance sheets as of December 31, 2003 and 2002 and the related condensed consolidating statements of income and cash flows for each of the three years in the period ended December 31, 2003 should be read in conjunction with the notes to these consolidated financial statements.

	YEAR ENDED DECEMBER 31, 2003				
	VARCO INTERNATIONAL, INC. (PARENT COMPANY ONLY)	GUARANTOR SUBSIDIARIES	NON-GUARANTOR SUBSIDIARIES	ELIMINATIONS	VARCO INTERNATIONAL, INC.
			(In thousands)		
CONDENSED CONSOLIDATING BALANCE SHEET					
Current assets:					
Cash and cash equivalents	$ 5,899	$ 49,904	$ 29,945	$ –	$ 85,748
Accounts receivable, net	198,557	1,292,872	875,218	(2,034,982)	331,665
Inventory, net	–	196,699	142,618	–	339,317
Deferred tax assets	–	14,206	2,691	–	16,897
Other current assets	–	12,379	11,419	–	23,798
Total current assets	204,456	1,566,060	1,061,891	(2,034,982)	797,425
Investment in subsidiaries	1,375,890	608,893	–	(1,984,783)	–
Property and equipment, net	–	311,389	177,642	–	489,031
Identifiable intangibles, net	–	28,624	2,869	–	31,493
Goodwill, net	–	304,606	129,310	–	433,916
Other assets, net	3,533	6,499	2,442	–	12,474
Total assets	$ 1,583,879	$ 2,826,071	$ 1,374,154	$ (4,019,765)	$ 1,764,339
Current liabilities:					
Accounts payable	$ 118,018	$ 1,322,991	$ 692,362	$ (2,034,982)	$ 98,389
Accrued liabilities	9,910	72,431	43,360	–	125,701
Income taxes	–	14,719	(6,877)	–	7,842
Current portion of long-term debt	–	4,121	2,326	–	6,447
Total current liabilities	127,928	1,414,262	731,171	(2,034,982)	238,379
Long-term debt	445,792	3,008	1,671	–	450,471
Pension liabilities	15,917	–	13,597	–	29,514
Deferred taxes payable	–	27,742	18,479	–	46,221
Other liabilities	–	5,169	343	–	5,512
Total liabilities	589,637	1,450,181	765,261	(2,034,982)	770,097
Common stock	992	–	–	–	992
Paid in capital	535,244	768,377	278,395	(1,046,772)	535,244
Retained earnings	494,598	608,571	335,683	(944,254)	494,598
Cumulative translation adjustment	(6,243)	(1,058)	(5,185)	6,243	(6,243)
Treasury stock	(30,349)	–	–	–	(30,349)
Total common stockholders' equity	994,242	1,375,890	608,893	(1,984,783)	994,242
Total liabilities and equity	$ 1,583,879	$ 2,826,071	$ 1,374,154	$ (4,019,765)	$ 1,764,339

	YEAR ENDED DECEMBER 31, 2002				
	VARCO INTERNATIONAL, INC. (PARENT COMPANY ONLY)	GUARANTOR SUBSIDIARIES	NON-GUARANTOR SUBSIDIARIES	ELIMINATIONS	VARCO INTERNATIONAL, INC.
			(In thousands)		
CONDENSED CONSOLIDATING BALANCE SHEET					
Current assets:					
Cash and cash equivalents	$ 4,221	$ 63,547	$ 38,229	$ –	$ 105,997
Accounts receivable, net	272,340	1,147,297	1,072,233	(2,168,414)	323,456
Inventory, net	–	193,787	86,171	–	279,958
Other current assets	–	26,057	12,510	–	38,567
Total current assets	276,561	1,430,688	1,209,143	(2,168,414)	747,978
Investment in subsidiaries	1,228,861	521,277	–	(1,750,138)	–
Property and equipment, net	–	304,013	146,118	–	450,131
Identifiable intangibles, net	–	29,160	3,758	–	32,918
Goodwill, net	–	285,788	132,871	–	418,659
Other assets, net	3,860	3,689	3,825	–	11,374
Total assets	$ 1,509,282	$ 2,574,615	$ 1,495,715	$ (3,918,552)	$ 1,661,060
Current liabilities:					
Accounts payable	$ 118,009	$ 1,244,406	$ 896,603	$ (2,168,414)	$ 90,604
Accrued liabilities	6,264	66,831	38,335	–	111,430
Income taxes	–	9,348	(96)	–	9,252
Current portion of long-term debt	–	2,353	4,692	–	7,045
Total current liabilities	124,273	1,322,938	939,534	(2,168,414)	218,331
Long-term debt	449,839	6,191	4,853	–	460,883
Pension liabilities	14,888	–	10,011	–	24,899
Deferred taxes payable	–	15,919	19,333	–	35,252
Other liabilities	–	706	707	–	1,413
Total liabilities	589,000	1,345,754	974,438	(2,168,414)	740,778
Common stock	984	–	–	–	984
Paid in capital	525,782	720,068	254,917	(974,985)	525,782
Retained earnings	427,355	509,851	283,811	(793,662)	427,355
Cumulative translation adjustment	(18,509)	(1,058)	(17,451)	18,509	(18,509)
Treasury stock	(15,330)	–	–	–	(15,330)
Total common stockholders' equity	920,282	1,228,861	521,277	(1,750,138)	920,282
Total liabilities and equity	$ 1,509,282	$ 2,574,615	$ 1,495,715	$ (3,918,552)	$ 1,661,060

	YEAR ENDED DECEMBER 31, 2003				
	VARCO INTERNATIONAL, INC. (PARENT COMPANY ONLY)	GUARANTOR SUBSIDIARIES	NON-GUARANTOR SUBSIDIARIES	ELIMINATIONS	VARCO INTERNATIONAL, INC.
			(In thousands)		
CONDENSED CONSOLIDATING STATEMENT OF INCOME					
Revenue	$ –	$ 1,070,038	$ 559,997	$ (180,428)	$ 1,449,607
Cost of sales	–	818,618	417,921	(180,428)	1,056,111
Selling, general and administrative	1,338	125,683	53,819	–	180,840
Research and engineering costs	–	54,415	7,091	–	61,506
Merger, transaction, impairment and litigation costs	–	–	11,169	–	11,169
Total costs	1,338	998,716	490,000	(180,428)	1,309,626
Operating profit (loss)	(1,338)	71,322	69,997	–	139,981
Other expenses (income)	759	(97)	1,581	–	2,243
Interest expense	29,380	35	753	–	30,168
Income (loss) before income taxes	(31,477)	71,384	67,663	–	107,570
Provision for income taxes	–	24,536	15,791	–	40,327
Equity in net income of subsidiaries	98,720	51,872	–	(150,592)	–
Net income	$ 67,243	$ 98,720	$ 51,872	$ (150,592)	$ 67,243

	YEAR ENDED DECEMBER 31, 2002				
	VARCO INTERNATIONAL, INC. (PARENT COMPANY ONLY)	GUARANTOR SUBSIDIARIES	NON-GUARANTOR SUBSIDIARIES	ELIMINATIONS	VARCO INTERNATIONAL, INC.
			(In thousands)		
CONDENSED CONSOLIDATING STATEMENT OF INCOME					
Revenue	$ –	$ 953,398	$ 551,904	$ (170,238)	$ 1,335,064
Cost of sales	–	707,558	414,737	(170,238)	952,057
Selling, general and administrative	–	115,607	47,776	–	163,383
Research and engineering costs	–	50,740	6,332	–	57,072
Merger, transaction, impairment and litigation costs	–	6,292	195	–	6,487
Total costs	–	880,197	469,040	(170,238)	1,178,999
Operating profit	–	73,201	82,864	–	156,065
Other expenses (income)	1,339	(182)	6,521	–	7,678
Interest expense	23,556	661	1,391	–	25,608
Income (loss) before income taxes	(24,895)	72,722	74,952	–	122,779
Provision for income taxes	–	20,621	22,351	–	42,972
Equity in net income of subsidiaries	104,702	52,601	–	(157,303)	–
Net income	$ 79,807	$ 104,702	$ 52,601	$ (157,303)	$ 79,807

	YEAR ENDED DECEMBER 31, 2001				
	VARCO INTERNATIONAL, INC. (PARENT COMPANY ONLY)	GUARANTOR SUBSIDIARIES	NON-GUARANTOR SUBSIDIARIES	ELIMINATIONS	VARCO INTERNATIONAL, INC.
			(In thousands)		
CONDENSED CONSOLIDATING STATEMENT OF INCOME					
Revenue	$ –	$ 943,231	$ 485,548	$ (160,970)	$ 1,267,809
Cost of sales	–	700,382	344,403	(160,970)	883,815
Amortization of goodwill	–	5,348	5,109	–	10,457
Selling, general and administrative	–	110,710	41,566	–	152,276
Research and engineering costs	–	41,362	5,273	–	46,635
Merger, transaction, impairment and litigation costs	–	16,500	–	–	16,500
Total costs	–	874,302	396,351	(160,970)	1,109,683
Operating profit	–	68,929	89,197	–	158,126
Other expenses	926	1,947	1,382	–	4,255
Interest expense	19,724	949	1,103	–	21,776
Income (loss) before income taxes	(20,650)	66,033	86,712	–	132,095
Provision for income taxes	–	24,647	24,480	–	49,127
Equity in net income of subsidiaries	103,618	62,232	–	(165,850)	–
Net income	$ 82,968	$ 103,618	$ 62,232	$ (165,850)	$ 82,968

	YEAR ENDED DECEMBER 31, 2003				
	VARCO INTERNATIONAL, INC. (PARENT COMPANY ONLY)	GUARANTOR SUBSIDIARIES	NON-GUARANTOR SUBSIDIARIES	ELIMINATIONS	VARCO INTERNATIONAL, INC.
			(In thousands)		
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS					
Net cash provided by (used for) operating activities	$ 47,317	$ 47,062	$ 41,336	$ (34,952)	$ 100,763
Net cash provided by (used for) investing activities:					
Capital expenditures	–	(44,765)	(22,327)	–	(67,092)
Business acquisitions, net of cash acquired	–	(15,473)	(23,478)	–	(38,951)
Investments in subsidiaries	(48,309)	–	–	48,309	–
Other	–	–	(548)	–	(548)
Net cash provided by (used for) investing activities	(48,309)	(60,238)	(46,353)	48,309	(106,591)
Net cash provided by (used for) financing activities:					
Net borrowings (payments) under financing agreements	(4,047)	(467)	(4,002)	–	(8,516)
Net proceeds from sale of common stock, net	8,379	–	–	–	8,379
Purchase of treasury stock	(15,019)	–	–	–	(15,019)
Other	13,357	–	–	(13,357)	–
Net cash provided by (used for) financing activities	2,670	(467)	(4,002)	(13,357)	(15,156)
Effect of exchange rate changes on cash	–	–	735	–	735
Net increase (decrease) in cash and cash equivalents	1,678	(13,643)	(8,284)	–	(20,249)
Cash and cash equivalents:					
Beginning of period	4,221	63,547	38,229	–	105,997
End of period	$ 5,899	$ 49,904	$ 29,945	$ –	$ 85,748

	YEAR ENDED DECEMBER 31, 2002				
	VARCO INTERNATIONAL, INC. (PARENT COMPANY ONLY)	GUARANTOR SUBSIDIARIES	NON-GUARANTOR SUBSIDIARIES	ELIMINATIONS	VARCO INTERNATIONAL, INC.
			(In thousands)		
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS					
Net cash provided by (used for) operating activities	$ (23,041)	$ 215,128	$ 49,354	$ (139,658)	$ 101,783
Net cash provided by (used for) investing activities:					
Capital expenditures	–	(29,924)	(19,453)	–	(49,377)
Business acquisitions, net of cash acquired	–	(139,376)	(12,987)	–	(152,363)
Investments in subsidiaries	(139,658)	–	–	139,658	–
Other	–	–	(593)		(593)
Net cash provided by (used for) investing activities	(139,658)	(169,300)	(33,033)	139,658	(202,333)
Net cash provided by (used for) financing activities:					
Net borrowings (payments) under financing agreements	152,201	(7,418)	(5,563)	–	139,220
Debt issue costs	(1,732)	–	–	–	(1,732)
Proceeds from cash flow hedge	1,346	–	–	–	1,346
Net proceeds from sale of common stock, net	9,543	–	–		9,543
Net cash provided by (used for) financing activities	161,358	(7,418)	(5,563)	–	148,377
Effect of exchange rate changes on cash	–	–	671	–	671
Net increase (decrease) in cash and cash equivalents	(1,341)	38,410	11,429	–	48,498
Cash and cash equivalents:					
Beginning of period	5,562	25,137	26,800	–	57,499
End of period	$ 4,221	$ 63,547	$ 38,229	$ –	$ 105,997

	YEAR ENDED DECEMBER 31, 2001				
	VARCO INTERNATIONAL, INC. (PARENT COMPANY ONLY)	GUARANTOR SUBSIDIARIES	NON-GUARANTOR SUBSIDIARIES	ELIMINATIONS	VARCO INTERNATIONAL, INC.
			(In thousands)		
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS					
Net cash provided by (used for) operating activities	$ (38,262)	$ 196,610	$ 70,023	$ (144,376)	$ 83,995
Net cash provided by (used for) investing activities:					
Capital expenditures	–	(38,566)	(27,268)	–	(65,834)
Business acquisitions, net of cash acquired	–	(109,290)	(36,663)	–	(145,953)
Investments in subsidiaries	(144,376)	–	–	144,376	–
Other	–	–	661	–	661
Net cash provided by (used for) investing activities	(144,376)	(147,856)	(63,270)	144,376	(211,126)
Net cash provided by (used for) financing activities:					
Net borrowings (payments) under financing agreements	179,850	(20,888)	5,806	–	164,768
Debt issue costs	(1,782)	–	–	–	(1,782)
Net proceeds from sale of common stock	10,132	–	–	–	10,132
Net cash provided by (used for) financing activities	188,200	(20,888)	5,806	–	173,118
Effect of exchange rate changes on cash	–	–	(664)	–	(664)
Net increase in cash and cash equivalents	5,562	27,866	11,895	–	45,323
Cash and cash equivalents:					
Beginning of period	–	(2,729)	14,905	–	12,176
End of period	$ 5,562	$ 25,137	$ 26,800	$ –	$ 57,499

14. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Summarized quarterly financial information for 2003 and 2002 is as follows:

	REVENUE	OPERATING PROFIT	NET INCOME	BASIC EARNINGS PER COMMON SHARE	DILUTIVE EARNINGS PER COMMON SHARE
			(In thousands, except per share data)		
2003					
First Quarter	$ 367,477	$ 41,552	$ 20,934	$ 0.22	$ 0.21
Second Quarter	357,457	30,875	15,115	0.16	0.15
Third Quarter	374,976	48,079	26,639	0.27	0.27
Fourth Quarter	349,697	19,475	4,555	0.05	0.05
Total Year	$ 1,449,607	$ 139,981	$ 67,243	$ 0.69	$ 0.68
2002					
First Quarter	$ 310,568	$ 35,896	$ 17,287	$ 0.18	$ 0.18
Second Quarter	336,053	42,928	21,063	0.22	0.22
Third Quarter	333,939	38,694	20,052	0.21	0.21
Fourth Quarter	354,504	38,547	21,405	0.22	0.22
Total Year	$ 1,335,064	$ 156,065	$ 79,807	$ 0.83	$ 0.82

During the fourth quarter of 2003, the Company recognized an asset impairment charge of $11,169,000 related to its drilling rig fabrication business.

During the first quarter of 2002, the Company incurred reorganization costs of $2,829,000 for early termination of employment agreements for several senior executives arising from the Merger in 2000. The Company recorded transaction costs as a result of the acquisition of substantially all of the oilfield services business of ICO of $2,369,000 and $1,289,000 in the third and fourth quarters, respectively, of 2002.

PRICE RANGE OF COMMON STOCK

The Company's common stock is traded on the New York Stock Exchange (NYSE) under the symbol "VRC". The following table sets forth, for the calendar periods indicted, the range of high and low closing prices for the common stock, as reported by the NYSE:

	2003		2002	
	HIGH	LOW	HIGH	LOW
1st Quarter	19.42	16.18	20.10	13.25
2nd Quarter	22.26	17.45	21.73	17.54
3rd Quarter	20.16	16.33	18.60	13.55
4th Quarter	21.10	16.25	18.91	14.94

The closing price of Varco's common stock on February 20, 2004 was $19.86 and the approximate number of stockholders of record was 1,130.

DIVIDEND POLICY

Holders of Varco's common stock are entitled to such dividends as may be declared from time to time by Varco's Board of Directors out of funds legally available therefore. Varco has not declared or paid any dividends on its common stock since its inception and does not currently plan to declare or pay any dividends.

FORM 10-K REPORT

Stockholders and others desiring a copy of the 2003 Form 10-K annual report files with the Securities and Exchange Commission can receive it free of charge by addressing a request to:

Corporate Secretary
Varco International, Inc.
2000 West Sam Houston Parkway South
Suite 1700
Houston, Texas 77042
281.953.2200

or alternately the 10-K can be viewed and printed on the Varco web site: www.varco.com

INDEPENDENT AUDITORS

Ernst & Young LLP
Five Houston Center
1401 McKinney Suite 1200
Houston, Texas 77010
713.750.1500

TRANSFER AGENT AND REGISTRAR

Mellon Investor Services LLC
600 N. Pearl Street, Suite 1010
Plaza of the Americas
Dallas, Texas 75201-2884
214.922.4400

For up-to-date information on Varco International, Inc., shareholders may access the Varco homepage at www.varco.com

DESIGN: ARTISAN FIELD INC., HOUSTON



VARCO INTERNATIONAL, INC.
2000 W. Sam Houston Parkway South
Suite 1700
Houston, Texas 77042
Phone: 281.953.2200

www.varco.com